                                                    Registration Nos. 333-117376
                                                                       811-05301

     As filed with the Securities and Exchange Commission on October 8, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

    Pre-Effective Amendment No.        [1]                  [X]

    Post-Effective Amendment No.       [ ]                  [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

    Amendment No.                      [66]                 [X]

                VARIABLE ACCOUNT I OF AIG LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                           AIG LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                 One ALICO Plaza
                                 600 King Street
                              Wilmington, DE 19801
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (713) 831-8470
                Depositor's Telephone Number, including Area Code

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                               2929 Allen Parkway
                            Houston, Texas 77019-2191
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

        It is proposed that the filing will become effective (check appropriate box)

        [ ]  immediately upon filing pursuant to paragraph (b)
        [X]  on October 29, 2004 pursuant to paragraph (b)
        [ ]  60 days after filing pursuant to paragraph (a)(1)
        [ ]  on (date) pursuant to paragraph (a)(1)

        If appropriate, check the following box:

        [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Units of interest in Variable Account I of AIG Life Insurance Company under variable annuity contracts

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           IMMEDIATE VARIABLE ANNUITY
                               Contract issued by
                           AIG Life Insurance Company
                         through its Variable Account I

                    This prospectus is dated November 1, 2004

This prospectus describes information you should know before you purchase an Immediate Variable Annuity Contract (the "Contract"). On page 5 you will find definitions of certain capitalized terms used in this prospectus. Please read this prospectus carefully and keep it for future reference. For information on how to contact us, please see page 4.

The Contract is available as a qualified contract, such as an individual retirement annuity contract funded with rollovers from tax-qualified plans, and as a non-qualified contract funded with money from any source.

The Contract is a single premium immediate variable annuity contract between you and AIG Life Insurance Company ("AIG Life") where you agree to make one Premium Payment to AIG Life and AIG Life agrees to make a stream of Annuity Payments at a later date. The Contract is a single premium, immediate, variable annuity offered to individuals. It is immediate because we start making Annuity Payments within 12 months from the Contract Date.

The Contract is designed to meet long-term financial goals. Due to certain restrictions on withdrawals and surrenders, the Contract is not suitable as a short-term investment.

The Contract has 35 investment options to which you can allocate your money - 34 variable investment options and one fixed investment option. If your contract is a non-qualified annuity that is not part of your retirement plan, those variable investment options that are invested in Mutual Funds available to the public outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans (Vanguard public Mutual Funds), will not be available for you to allocate your money within your contract. The fixed investment option is part of our general account and, if chosen, each of your Annuity Payments will generally be the same amount. If you select a variable Annuity Payment, the periodic payments will change depending on the investment performance of the portfolios you select. You bear the investment risk. The variable investment options are Portfolios of Vanguard(R) Variable Insurance Fund ("Vanguard(R) VIF Portfolios") and Vanguard(R) public Mutual Funds ("Vanguard(R) Funds"). Vanguard VIF Portfolios and Vanguard Funds are collectively referred to in this prospectus as the "Funds."

See "Investment Options" on page 7 for a complete list of the variable investment options. You should be sure you also read the prospectuses of the Funds underlying the variable investment option you may be interested in. You may request copies of the Funds' prospectuses by contacting our Administrative Center. We will send prospectuses for all variable investment options you choose.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Contracts are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable annuity is subject to investment risks, including possible loss of principal invested.

The Contracts are not available in all states. This prospectus does not offer the Contracts in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                                TABLE OF CONTENTS

DEFINITIONS....................................................................5

SUMMARY OF THE CONTRACT........................................................7
        Purpose of the Annuity Contract........................................7
        Type of Contract.......................................................7
        Purchase of the Contract...............................................7
        Investment Options.....................................................7
        Expenses...............................................................8
                Sales Charge...................................................8
                Mortality and Expense Risk Charge..............................9
                Premium Tax Charge.............................................9
                Other Expenses.................................................9
        Right to Examine Period................................................9

FEE TABLES.....................................................................9

CONDENSED FINANCIAL INFORMATION...............................................10

INVESTMENT OPTIONS............................................................10
        Variable Investment Options...........................................10
        Fixed Investment Option...............................................18

EXPENSES......................................................................19
        Summary of Costs of Investing in the Contracts........................19
        Sales Charge..........................................................19
        Mortality and Expense Risk Charge.....................................19
        Premium Taxes.........................................................20
        Income Taxes..........................................................20
        Transfer Fee..........................................................20
        Fund Expenses.........................................................20

THE CONTRACT..................................................................20
        General Description...................................................20
        Who Should Purchase a Contract........................................21
        About the Contract....................................................21
        Purchasing a Contract.................................................21
        Allocation of Premium.................................................21
        Right to Examine Period...............................................21
        Market Timing.........................................................22
        Transfers Among Investment Options....................................23
                Minimum Transfer Amount.......................................23
        Effective Date of Transfers Among Variable Investment Options.........23
        Automatic Rebalancing.................................................24

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        Dollar Cost Averaging.................................................24
        Cancellation Rights...................................................24
                Access To Your Money..........................................24
                Cancellation Of The Contract..................................24
                Computing the Cancellation Value..............................25
                Taxes.........................................................25
        Rights Reserved by the Company........................................25

ANNUITY PAYMENTS..............................................................26
        Generally.............................................................26
        Annuity Payment Options...............................................27
        Annuity Units.........................................................28
        Determination of the Initial Annuity Payment..........................28
        Impact of Annuitant's Age on Annuity Payments.........................29
        Impact of Annuitant's Gender on Annuity Payments......................29
        Impact of Length of Payment Periods on Annuity Payments...............29
        Determination of Subsequent Variable Annuity Payments.................29
        Assumed Investment Return.............................................30

ACCESS TO YOUR MONEY..........................................................31
        Generally.............................................................31
        Deferment of Payments.................................................31

DEATH BENEFIT.................................................................31
        Death Within Six Months of the Contract Date..........................31
        Death Prior to Income Start Date......................................32
        Death of Contract Owner After the Income Start Date...................32
        Death of Annuitant After the Income Start Date........................32
        Designation of Beneficiary............................................33

PERFORMANCE...................................................................33

TAXES.........................................................................34
        Introduction..........................................................34
        Annuity Contracts in General..........................................35
        Tax Treatment of Distributions -- Qualified Contracts.................35
        Tax Treatment of Distributions -- Non-Qualified Contracts.............37
        Non-Qualified Contracts Owned by Non-Natural Persons..................38
        Section 1035 Exchanges................................................38
        Diversification and Investor Control..................................38
        Withholding...........................................................39

OTHER INFORMATION.............................................................39
        AIG Life Insurance Company............................................39
        Ownership.............................................................40
        Voting Rights.........................................................40

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        Distribution of the Contract..........................................40
        Legal Proceedings.....................................................41

FINANCIAL STATEMENTS..........................................................41

APPENDIX A....................................................................42

APPENDIX B....................................................................43

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..................48

CONTACT INFORMATION: Here is how you can contact us about the Immediate Variable Annuity Contracts:

     ----------------------------------   ---------------------------------
     ADMINISTRATIVE CENTER:               HOME OFFICE:
     ----------------------------------   ---------------------------------
     (U.S. Mail)                          AIG Life Insurance Company
     AIG Life Insurance Company           One ALICO Plaza
     Annuity Administration Department    600 King Street
     600 King Street (DPEN)               Wilmington, Delaware  19801
     Wilmington, Delaware  19801
     1-877-299-1724
     ----------------------------------   ---------------------------------

                                   DEFINITIONS

We have defined certain terms used in this prospectus to help you understand these terms. We have defined them in this glossary.

Administrative Center - Our Administrative Center is located at 600 King Street
(DPEN), Wilmington, Delaware, 19801, telephone: 1-877-299-1724.

Annuitant - The person you designate to receive Annuity Payments and whose life determines the duration of Annuity Payments involving life contingencies. The Annuitant is usually the owner of the Contract, but in some circumstances the Contract Owner may not be the Annuitant. In addition, certain Annuity Payment Options under the Contract permit a Joint Annuitant.

Annuity Payment - The series of periodic income payments selected by the Contract Owner.

Annuity Payment Option - The method in which you choose to receive your stream of Annuity Payment(s).

Annuity Unit - An accounting unit of measure used to calculate Annuity Payments after the Contract Date.

Assumed Investment Return - The net investment return that will cause variable Annuity Payments to remain level. The Assumed Investment Return is used in calculating the initial and subsequent variable Annuity Payments.

Company - AIG Life Insurance Company, One ALICO Plaza, 600 King Street, Wilmington, Delaware 19801.

Contract Anniversary - An anniversary of the date we issued your Contract.

Contract Date - The date your Contract is issued and becomes effective.

Contract Owner - The person (or persons) shown as the Contract Owner under the Contract schedule. Unless otherwise noted, all references to "you" or "your" in this prospectus, refer to the Contract Owner.

Contract Year - Each twelve-month period beginning on the Contract Date.

Income Change Date - The date on which the amount of your next variable Annuity Payment is calculated based in part on the performance of the subaccounts you have chosen, your selected Assumed Investment Return and certain other factors. The Income Change Date occurs on the same frequency as your variable Annuity Payments (monthly, quarterly, semi-annual or annual basis), which is specified in your Contract.

Income Start Date - The date on which Annuity Payments begin. You choose this date when you purchase the Contract. Because the Contract is an immediate annuity, rather than a deferred annuity, the Income Start Date cannot be later than 12 months after the Contract Date. (Deferred annuities generally permit you to defer the date that Annuity Payments begin for an indefinite period of time.)

Non-Qualified Contract - An annuity purchased with dollars already subject to taxation.

Premium Payment - Money sent to us to be invested in your Contract. Because the Contract is a single premium Contract, you are permitted to make only one Premium Payment to us.

Premium Tax - A tax charged by a state or municipality on Premium Payments.

Qualified Contract - An annuity purchased with premium dollars protected from current taxation by some type of employer retirement plan, such as a 403(b), or 401(k), or by a deductible IRA.

Right to Examine Period - Time period immediately following the Issue Date, when you may return your Contract to the Company.

Valuation Date - Each day that the New York Stock Exchange ("NYSE") is open for trading. We compute Contract values as of the time the NYSE closes on each Valuation Date, which is usually 4:00 p.m. Eastern time.

Valuation Period - The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

                             SUMMARY OF THE CONTRACT

The summary provides a brief overview of the significant features of the Contract. You can find additional information later in this prospectus, in the SAI, and in the Contract. This prospectus applies principally to the variable investment options and related aspects of the Contract. The fixed investment option is discussed under the heading "Fixed Investment Option."

PURPOSE OF THE ANNUITY CONTRACT

The single premium immediate variable annuity Contract described in this prospectus provides Annuity Payments to the Annuitant for his or her life, and, under certain options, the life of a Joint Annuitant or for a certain period of years. You may select from a number of Annuity Payment Options. Certain options provide a guaranteed minimum number of years of annuity income. You may choose Annuity Payments that are fixed, variable, or a combination of fixed and variable. You may choose Annuity Payments on a monthly, quarterly, semi-annual, or annual basis.

The Contract is intended for people who want to receive a stream of Annuity Payments, generally for retirement, but also for other long-term purposes.

TYPE OF CONTRACT

If you are eligible, you may purchase the Contract as an individual retirement annuity ("IRA") with contributions rolled-over from tax-qualified plans such as 401(k) Plans, 403(b) Plans, government 457 Plans, or IRAs. You may also purchase the Contract as a non-qualified retirement plan for an individual.

PURCHASE OF THE CONTRACT

The minimum amount to purchase a Contract is $20,000. We reserve the right to accept a Premium Payment below that amount or reject a Premium Payment in excess of limits we establish from time to time. In general, we will not issue a Contract to anyone who is over age 85, but reserve the right to increase or decrease that age.

INVESTMENT OPTIONS

When you purchase the Contract, you may allocate your Premium Payment to our variable account to provide a variable annuity. Our variable account is divided into subaccounts, 34 of which are currently offered under the Contract. Each of the 34 subaccounts invests exclusively in shares of a specific Vanguard Fund or Vanguard VIF Portfolio.

The investment performance of each subaccount is linked to the investment performance of one of the Funds. Assets in each of the subaccounts belong to the Company, but are accounted for separately from the Company's other assets and can be used only to satisfy its obligations under the Contracts.

The Vanguard Funds are only available if your Contract has been issued on a qualified basis. The Vanguard VIF Portfolios are available for both qualified and non-qualified Contracts. You can allocate your Premium Payment to one or more subaccounts that invest exclusively in shares of the following variable investment options described in the Funds' prospectuses:

The variable investment options currently offered are:

VANGUARD FUNDS
--------------
Vanguard(R) 500 Index Fund                          Vanguard(R) Total International Stock Index Fund
Vanguard(R) Dividend Growth Fund                    Vanguard(R) Total Bond Market Index Fund
Vanguard(R) GNMA Fund                               Vanguard(R) U.S. Growth Fund
Vanguard(R) Health Care Fund                        Vanguard(R) WellingtonTM Fund
Vanguard(R) Inflation-Protected Securities Fund     Vanguard(R) WindsorTM Fund
Vanguard(R) International Growth Fund               Vanguard(R) LifeStrategy(R) Conservative Growth Fund
Vanguard(R) Prime Money Market Fund                 Vanguard(R) LifeStrategy(R) Growth Fund
Vanguard(R) PRIMECAP Fund                           Vanguard(R) LifeStrategy(R) Income Fund
Vanguard(R) Small-Cap Growth Index Fund             Vanguard(R) LifeStrategy(R) Moderate Growth Fund
Vanguard(R) Small-Cap Value Index Fund

The above Vanguard Funds are available to you if your Contract has been issued on a qualified basis.

VANGUARD VIF PORTFOLIOS
-----------------------
Vanguard(R) VIF Balanced Portfolio                  Vanguard(R) VIF Mid-Cap Index Portfolio
Vanguard(R) VIF Capital Growth Portfolio            Vanguard(R) VIF Money Market Portfolio
Vanguard(R) VIF Diversified Value Portfolio         Vanguard(R) VIF REIT Index Portfolio
Vanguard(R) VIF Equity Income Portfolio             Vanguard(R) VIF Short-Term Investment-Grade Portfolio
Vanguard(R) VIF Equity Index Portfolio              Vanguard(R) VIF Small Company Growth Portfolio
Vanguard(R) VIF Growth Portfolio                    Vanguard(R) VIF Total Bond Market Index Portfolio
Vanguard(R) VIF High Yield Bond Portfolio           Vanguard(R) VIF Total Stock Market Index Portfolio
Vanguard(R) VIF International Portfolio

From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

Allocating part or all of your Premium Payment to a subaccount means you have elected, at least in part, a variable Annuity Payment. The amount of your variable Annuity Payment will increase or decrease depending on the investment performance of the subaccounts you selected. You bear the investment risk for amounts allocated to a subaccount.

You can also allocate all or part of your Premium Payment to the general account and elect a fixed Annuity Payment. Under this option, the periodic amount you receive will not change.

EXPENSES

The Company deducts the following charges in connection with the Contract. For additional information, see "EXPENSES" further on in this prospectus.

Sales Charge. We may deduct a one time sales charge from your Premium Payment.

Mortality and Expense Risk Charge. We deduct a daily charge from the assets of each subaccount for mortality and expense risks. The maximum charge is 1.25% per annum based on each subaccount's average daily net assets.

Premium Tax Charge. Certain states assess a Premium Tax charge for Premium Payments made under the Contract. If applicable, the Premium Tax will be deducted from your single Premium Payment upon its receipt by the Company. See "Premium Taxes" further on in this prospectus for more information.

Other Expenses. The management fees and other expenses of the Funds are paid by the Funds and are reflected in the net asset values of the Funds' shares.

RIGHT TO EXAMINE PERIOD

You may cancel your Contract within ten days after receiving it (or longer if your state requires). We will refund your Premium Payment, adjusted as required by your Contract. See "Right to Examine Period" further on in this prospectus.

                                   FEE TABLES

The following tables describe the fees and expenses that you will pay when buying and owning the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, or transfer cash value between investment options. State Premium Taxes may also be deducted. We reserve the right to increase the charges to the maximum amounts on Contracts issued in the future.

--------------------------------------------------------------------------------
                   MAXIMUM CONTRACT OWNER TRANSACTION EXPENSES
--------------------------------------------------------------------------------
             CHARGE                                      AMOUNT
--------------------------------------------------------------------------------
Sales Load Imposed on Purchases (as a                6% of premium
percentage of purchase payments)
--------------------------------------------------------------------------------
Transfer Fee                                              $10
                                          (There is no charge for the first 12
                                              transfers each Contract year;
                                           thereafter, we reserve the right to
                                           charge a fee of $10 per transfer.)
--------------------------------------------------------------------------------
Premium Taxes - qualified Contracts                0 - 1% of premium
--------------------------------------------------------------------------------
Premium Taxes - non-qualified Contracts           0 - 3.5% of premium
--------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

--------------------------------------------------------------------------------
                        VARIABLE ACCOUNT ANNUAL EXPENSES
                   (as a percentage of average account value)
--------------------------------------------------------------------------------
             CHARGE                                      AMOUNT
--------------------------------------------------------------------------------
Maximum Mortality and Expense Risk Fees                   1.25%
--------------------------------------------------------------------------------
  Total Variable Account Annual Expenses                  1.25%
--------------------------------------------------------------------------------

The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Contract. The table shows the maximum and minimum Total Annual Fund Operating Expenses for any of the Funds for the fiscal year ended December 31, 2003. Current and future expenses for the Funds may be higher or lower than those shown.

--------------------------------------------------------------------------------
                          ANNUAL FUND FEES AND EXPENSES
            (as a percentage of average daily variable account value)
--------------------------------------------------------------------------------
CHARGE                                         MAXIMUM             MINIMUM
--------------------------------------------------------------------------------
Total Annual Fund Operating                     1.39%               0.18%
Expenses (expenses that are
deducted from Fund assets include
management fees, distribution
(12b-1) fees, and other expenses)
--------------------------------------------------------------------------------

Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses. You may request copies of the Funds' prospectuses by contacting our Administrative Center.

                         CONDENSED FINANCIAL INFORMATION

Historical accumulation unit values are contained in Appendix A.

                               INVESTMENT OPTIONS

VARIABLE INVESTMENT OPTIONS

Variable Account I

Our board of directors authorized the organization of the variable account in 1986. The variable account is maintained pursuant to Delaware insurance law and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). However, the SEC does not supervise the management or the investment practices of the variable account.

We own the assets in the variable account and use them to support the variable portion of your Contract and other variable annuity Contracts described in other prospectuses. The variable account's assets are separate from our other assets and are not chargeable with liabilities arising out of any other businesses we conduct. Income, gains or losses, whether or not realized, are credited to or charged against the subaccounts of the variable account without regard to income, gains or losses arising out of any of our other businesses. As a result, the investment performance of each subaccount of the variable account is entirely independent of the investment performance of our general account and of any other of our variable accounts.

The variable account is divided into subaccounts, each of which invests in shares of a different portfolio of a mutual fund. The variable account maintains subaccounts that are not available under the Contract. We may, from time to time, and in our sole discretion, add, remove or close subaccounts to transfers if marketing needs, tax or regulatory considerations or investment conditions warrant. No substitution of shares of one Fund for another will be made until you have been notified and we have complied with legal requirements. If deemed to be in the best interest of persons having voting rights under the Contract, the variable account may be operated as a management company under the 1940 Act, may be deregistered under that Act in the event such registration is no longer required, or may be combined with one or more other variable accounts.

The Vanguard Funds

Each of the Vanguard Funds is a mutual fund registered with the SEC. As the Funds' sponsor and overall manager, Vanguard may compensate us for providing administrative services in connection with the Funds offered under the Contract. Such compensation will be paid from its assets.

You should carefully read the prospectus for each of the Vanguard Funds before investing. They contain detailed information regarding management of the Vanguard Funds, investment objectives, investment advisory fees, and other charges. The prospectuses also discuss the risks involved in investing in the Vanguard Funds. Below is a summary of the investment objective of the Funds available under the Contract. There is no assurance that any of these Funds will achieve its stated objective.

        . Vanguard(R) 500 Index Fund seeks to track the performance of a benchmark index that measures the investment return of large capitalization stocks. The Fund employs a "passive management", or indexing, investment approach designed to track the performance of the Standard & Poor's 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

        . Vanguard(R) Dividend Growth Fund seeks to provide, primarily, an above-average level of current income and, secondarily, long-term growth of capital and income. The Fund invests primarily in stocks that tend to offer current dividends. The Fund focuses on high-quality companies that have prospects for long-term total returns as a result of their ability to grow earnings and their willingness to increase dividends over time. These stocks typically, but not always, will be trading at a discount to the market at the time of purchase. The Fund will be diversified across industry sectors.

        . Vanguard(R)GNMA Fund seeks to provide a moderate level of current income. The Fund invests at least 80% of its assets in Government National Mortgage Association (GNMA or "Ginnie Mae") pass-through certificates, which are fixed income securities representing part ownership in a pool of mortgage loans supported by the full faith and credit of the U.S. government. The balance of the Fund's assets may be invested in U.S. Treasury or other U.S. government agency securities, as well as repurchase agreements collateralized by such securities. Securities issued by most other U.S. government agencies are neither guaranteed by the U.S. Treasury nor supported by the full faith and credit of the U. S. government. The Fund's dollar-weighted average maturity depends on homeowner prepayments of the underlying mortgages. While the Fund does not observe specific maturity guidelines, the Fund's dollar-weighted average maturity will normally fall within an intermediate-term range (between 5 and 10 years).

        . Vanguard(R) Health Care Fund seeks to provide long-term capital appreciation. The Fund invests at least 80% of its assets in the stocks of companies principally engaged in the development, production, or distribution of products and services related to the health care industry. These companies include, among others, pharmaceutical firms, medical supply companies, and businesses that operate hospitals and other health care facilities. The Fund also considers companies engaged in medical, diagnostic, biochemical, and other research and development activities. The Fund's advisor strives for a balanced representation of the health care field, searching for the best values in the various subsectors of the industry. The Fund may invest up to 50% of its assets in foreign stocks.

        . Vanguard(R) Inflation-Protected Securities Fund seeks to provide investors inflation protection and income consistent with investment in inflation-indexed securities. The Fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations. The Fund may invest in bonds of any maturity; however, its dollar-weighted average maturity is expected to be in a range of 7 to 20 years. At a minimum, all bonds purchased by the Fund will be rated "investment-grade."

        . Vanguard(R) International Growth Fund seeks to provide long-term capital appreciation. The Fund invests in stocks of companies located outside the United States. In selecting stocks, the Fund's advisors evaluate foreign markets around the world and choose companies with above-average growth potential. The Fund employs multiple investment advisors to manage its portfolio.

        . Vanguard(R) Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The Fund invests in high quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities. The Fund will invest more than 25% of its assets in securities issued by companies in the financial services industry. The Fund will maintain a dollar-weighted average maturity of 90 days or less.

        . Vanguard(R) PRIMECAP Fund seeks to provide long-term capital appreciation. The Fund invests in stocks with above-average earnings growth potential that is not reflected in their current market prices. The Fund's portfolio consists predominantly of mid-and large-capitalization stocks.

        . Vanguard(R) Small-Cap Growth Index Fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization growth stocks. The Fund employs a "passive management", or indexing, investment approach designed to track the performance of the Morgan Stanley Capital International (MSCI(R)) US Small Cap Growth Index, a broadly diversified index of growth stocks of smaller U.S. companies. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

        . Vanguard(R) Small-Cap Value Index Fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization value stocks. The Fund employs a "passive management", or indexing, investment approach designed to track the performance of the MSCI US Small Cap Value Index, a broadly diversified index of value stocks of smaller U.S. companies. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

        . Vanguard(R)Total International Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in Europe, the Pacific region, and emerging markets countries. The Fund employs a "passive management" or indexing investment approach. The Fund seeks to track the performance of the Total International Composite Index by investing in three other Vanguard funds, Vanguard(R) European Stock Index Fund, Vanguard(R)Pacific Stock Index Fund, and Vanguard(R)Emerging Markets Stock Index Fund. These other funds seek to track the Morgan Stanley Capital International (MSCI) Europe Index, the MSCI Pacific Index, and the Select Emerging Markets Free Index, which together make up the Total International Composite Index. The Fund allocates all, or substantially all, of its assets among the European Stock Index Fund, the Pacific Stock Index Fund, and the Emerging Markets Stock Index Fund, based on the market capitalization of European, Pacific, and emerging markets stocks in the Total International Composite Index.

        . Vanguard(R)Total Bond Market Index Fund seeks to track the performance of a broad, market-weighted bond index. The Fund employs a "passive management", or indexing, strategy designed to track the performance of the Lehman Brothers Aggregate Market Index. This Index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States, including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year. The Fund invests by "sampling" the Index, meaning that it holds a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. All of the Fund's investments will be selected through the sampling process, and at least 80% of the Fund's assets will be invested in bonds held in the Index. The Fund may use up to 10% of its assets to overweight nongovernment bonds (and correspondingly underweight government bonds) relative to the

                Index, but the overall credit quality of the Fund's nongovernment holdings will meet or exceed the overall credit quality of the Index's nongovernment holdings. The Fund maintains a dollar-weighted average maturity consistent with that of the Index, which currently ranges between 5 and 10 years.

        . Vanguard(R) U.S. Growth Fund seeks to provide long-term capital appreciation. The Fund invests mainly in stocks of large-capitalization U.S. companies considered to have above-average earnings growth potential and reasonable stock prices in comparison with expected earnings.

        . Vanguard(R) Wellington(TM) Fund seeks to provide long-term capital appreciation and reasonable current income. The Fund invests 60% to 70% of its assets in dividend-paying and, to a lesser extent, non-dividend-paying common stocks of established, medium-size and large companies. In choosing these companies, the advisor seeks those that appear to be undervalued but to have prospects for improvement. These stocks are commonly referred to as value stocks. The remaining 30% to 40% of Fund assets are invested mainly in investment-grade corporate bonds, with some exposure to U.S. Treasury and government agency bonds, as well as mortgage-backed securities.

        . Vanguard(R) Windsor(TM) Fund seeks to provide long-term capital appreciation and income. The Fund invests mainly in mid-and large-capitalization companies whose stocks are considered by the Fund's advisors to be undervalued. Undervalued stocks are generally those that are out of favor with investors and, in the opinion of the advisors, are trading at prices that are below-average in relation to such measures as earnings and book value. These stocks often have above-average dividend yields. The Fund uses multiple investment advisors to manage its portfolio.

        . Vanguard(R) LifeStrategy(R) Conservative Growth Fund seeks to provide current income and low to moderate capital appreciation. The Fund invests in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of about 40% of assets to bonds, 20% to short-term fixed income investments, and 40% to common stocks.

        . Vanguard(R) LifeStrategy(R) Growth Fund seeks to provide capital appreciation and some current income. The Fund invests in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of about 80% of assets to common stocks and 20% to bonds.

        . Vanguard(R) LifeStrategy(R) Income Fund seeks to provide current income and some capital appreciation. The Fund invests in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of about 60% of assets to bonds, 20% to short-term fixed income investments, and 20% to common stocks.

        . Vanguard(R) LifeStrategy(R) Moderate Growth Fund seeks to provide capital appreciation and a low to moderate level of current income. The Fund invests in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of about 60% of assets to common stocks and 40% to bonds.

Each Fund is a member of the Vanguard Group, a family of 35 investment companies with more than 100 funds holding assets in excess of $715 billion. The Vanguard Group serves as the investment advisor to Vanguard 500 Index Fund, Vanguard Prime Money Market Fund, Vanguard Small-Cap Growth Index Fund, Vanguard Small-Cap Value Index Fund, Vanguard Inflation-Protected Securities Fund and the Vanguard Total Bond Market Index Fund. Vanguard manages these funds on an at-cost basis, subject to the supervision and oversight of the trustees and officers of the funds. Certain of the funds employ external advisors. Schroder Investment Management North America Inc. and Baillie Gifford Overseas Ltd. serve as advisors to Vanguard International Growth Fund. PRIMECAP Management Company serves as advisor to Vanguard PRIMECAP Fund. Alliance Capital Management L.P. serves as advisor to Vanguard U.S. Growth Fund. Wellington Management Company, llp serves as advisor to Vanguard Wellington Fund, Vanguard Health Care Fund, Vanguard Dividend Growth Fund and Vanguard GNMA Fund. Wellington Management Company, llp and Sanford C. Bernstein & Co. serve as advisors to Vanguard Windsor Fund. The Total International Stock Index Fund and the LifeStrategy(R) Funds receive advisory services indirectly by investing in other Vanguard funds. The Total International Stock Index Fund and the LifeStrategy(R) Funds' board of trustees decides how to allocate their assets among the underlying funds.

Vanguard VIF Portfolios

Each of the Vanguard VIF Portfolios is a mutual fund registered with the SEC. As the funds' distributor, Vanguard may compensate us for providing administrative services in connection with the funds offered under the Contract. Such compensation will be paid from its assets.

You should carefully read the prospectus for the Vanguard VIF Portfolios before investing. It contains detailed information regarding management of the Vanguard VIF Portfolios, investment objectives, investment advisory fees, and other charges. The prospectus also discusses the risks involved in investing in the Vanguard VIF Portfolios. Below is a summary of the investment objective of each fund available under the Contract. There is no assurance that any of these portfolios will achieve its stated objective.

        . Vanguard(R) VIF Balanced Portfolio seeks to provide long-term capital appreciation and reasonable current income. The Portfolio invests 60% to 70% of its assets in dividend-paying and, to a lesser extent, non-dividend-paying common stocks of established medium-size and large companies. In choosing these companies, the advisor seeks those that appear undervalued but to have prospects for improvement. The remaining 30% to 40% of portfolio assets are invested mainly in investment-grade corporate bonds, with some exposure to U.S. Treasury and government agency bonds, as well as mortgage-backed securities.

        . Vanguard(R) VIF Capital Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The Portfolio consists predominantly of mid- and large-capitalization stocks.

        . Vanguard(R) VIF Diversified Value Portfolio seeks to provide long-term capital appreciation and income. The Portfolio invests mainly in common stocks of large and mid-capitalization companies whose stocks are considered by the advisor to be undervalued. Undervalued stocks are generally those that are out of favor with investors and, in the opinion of the advisor, are trading at prices that are below-average in relation to such measures as earnings and book value. These stocks often have above-average dividend yields.

        . Vanguard(R) VIF Equity Income Portfolio seeks to provide an above-average level of current income and reasonable long-term capital appreciation. The Portfolio invests mainly in common stocks of established, medium-size and large companies that pay above-average levels of dividend income and have the potential for capital appreciation. In addition, the advisors look for companies that are committed to paying dividends consistently. The advisors' focus on income usually results in the purchase of "value stocks," which often have above-average dividend yields and prices that are below-average in comparison with such measures as earnings and book value.

        . Vanguard(R) VIF Equity Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Portfolio employs a "passive management" or indexing investment approach designed to track the performance of the Standard & Poor's 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The Portfolio attempts to replicate the target index by investing all, or substantially all of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

        . Vanguard(R) VIF Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests mainly in stocks of large-capitalization U.S. companies considered to have above-average earnings growth potential and reasonable stock prices in comparison with expected earnings.

        . Vanguard(R) VIF High Yield Bond Portfolio seeks to provide a high level of current income. The Portfolio invests mainly in a diversified group of high-yielding, high-risk corporate bonds commonly known as "junk bonds" with medium- and lower-range credit-quality ratings. The Portfolio invests at least 80% of its assets in corporate bonds that are rated below Baa by Moody's Investors Service, Inc., or below BBB by Standard & Poor's. The Portfolio may not invest more than 20% of its assets in any of the following, taken as a whole: bonds with credit ratings lower than B or that are unrated, convertible securities, and preferred stocks.

        . Vanguard(R) VIF International Portfolio seeks to provide long-term capital appreciation. The Portfolio invests in the stocks of companies located outside of the United States. In selecting stocks, the investment advisors evaluate foreign markets around the world and choose companies with above-average growth potential.

        . Vanguard(R) VIF Mid-Cap Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The Portfolio employs a "passive management" or indexing investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies. The Portfolio attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

        . Vanguard(R) VIF Money Market Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1. The Portfolio invests in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities. The Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry. The Portfolio will maintain a dollar-weighted average maturity of 90 days or less.

        . Vanguard(R) VIF REIT Index Portfolio seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs. The Portfolio normally invests at least 98% of its assets in stocks issued by real estate investment trusts (known as REITs); the remaining assets are allocated to cash investments. The Portfolio employs a "passive management" or indexing investment approach, by holding a mix of securities that seeks to track the performance of the Morgan Stanley REIT Index, a benchmark of U.S. REITs.

        . Vanguard(R) VIF Short-Term Investment-Grade Portfolio seeks to provide current income with limited price volatility. The Portfolio invests in a variety of high-quality and, to a lesser extent, medium-quality fixed income securities, at least 80% of which will be short- and intermediate-term corporate bonds and other corporate fixed income obligations. The Portfolio is expected to maintain a dollar-weighted average maturity of 1 to 3 years. The advisor seeks to add value by adjusting the Portfolio's dollar-weighted average maturity within the 1- to 3-year range and by emphasizing sectors and individual securities that appear to offer good value.

        . Vanguard(R) VIF Small Company Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests mainly in the stocks of small companies. These companies are considered by the Portfolio's advisors to have above-average prospects for growth, but often provide little or no dividend income.

        . Vanguard(R)VIF Total Bond Market Index Portfolio seeks to track the performance of a broad market-weighted bond index. The Portfolio employs a "passive management" or indexing strategy designed to track the performance of the Lehman Brothers Aggregate Bond Index. This Index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States, including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year. The Portfolio invests by sampling the Index, meaning that it holds a range of securities that, in the aggregate, approximate the full Index in terms of key risk factors and other characteristics. All of the Portfolio's investments will be selected through the sampling process and at least 80% of the Portfolio's assets will be invested in bonds held in the Index. The Portfolio may use up to 10% of its assets to overweight nongovernment bonds (and correspondingly underweight government bonds) relative to the Index, but the overall credit quality of the Portfolio's nongovernment holdings will meet or exceed the overall credit quality of the Index's nongovernment holdings. The Portfolio maintains a dollar-weighted average maturity consistent with that of the Index, which currently ranges between 5 and 10 years.

        . Vanguard(R) VIF Total Stock Market Index Portfolio seek to track the performance of a benchmark index that measures the investment return of the overall stock market. The Portfolio employs a "passive management" or indexing investment approach designed to track the performance of the Wilshire 5000 Total Market Index by investing primarily in three Vanguard funds - Vanguard(R) Total Stock Market Index Fund, Vanguard Variable Insurance Fund-Equity Index Portfolio, and Vanguard(R) Extended Market Index Fund. The Wilshire 5000 Total Market Index consists of all the U.S. common stocks regularly traded on the New York and American Stock Exchanges and the Nasdaq over-the-counter market.

The Vanguard Group serves as the investment advisor to Vanguard VIF Equity Index Portfolio, Vanguard VIF Mid-Cap Index Portfolio, Vanguard VIF Money Market Portfolio, Vanguard VIF REIT Index Portfolio, Vanguard VIF Short Term Investment-Grade Portfolio, and Vanguard VIF Total Bond Market Index Portfolio. Vanguard VIF Total Stock Market Index Portfolio receives advisory services indirectly, by investing in other Vanguard funds and Vanguard VIF Portfolios. Vanguard manages these funds on an at-cost basis, subject to the control of the trustees and officers of the funds. Certain of the funds employ external advisors. PRIMECAP Management Company serves as advisor to Vanguard VIF Capital Growth Portfolio. Alliance Capital Management L.P. serves as advisor to the Vanguard VIF Growth Portfolio. Wellington Management Company, llp serves as advisor to Vanguard VIF High Yield Bond Portfolio and Vanguard VIF Balanced Portfolio. Granahan Investment Management, Inc. and Grantham, Mayo, Van Otterloo & Co. serve as advisors to Vanguard VIF Small Company Growth Portfolio. Schroder Investment Management North America Inc. and Baillie Gifford Overseas Ltd serve as advisors to Vanguard VIF International Portfolio. Barrow, Hanley, Mewhinney & Strauss, Inc. serves as advisor to Vanguard VIF Diversified Value Portfolio. Wellington Management Company, llp and Vanguard's Quantitative Equity Group serve as advisors to Vanguard VIF Equity Income Portfolio.

FIXED INVESTMENT OPTION

Premium you allocate to the fixed investment option goes into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our variable account assets, assets in the general account are subject to claims of Contract Owners like you, as well as claims made by our other creditors.

To the extent that you allocate premium or transfer amounts into the fixed investment option, we guarantee that the amount of the Annuity Payments you receive will be unaffected by investment performance.

                                    EXPENSES

Costs are an important consideration in choosing a variable annuity. That's because you, as a Contract Owner, pay the costs of operating the underlying mutual funds, plus any transaction costs incurred when the Fund buys and sells securities, as well as the costs associated with the annuity Contract itself. These combined costs can have a significant effect on the investment performance of the annuity Contract. Even seemingly small differences in mutual fund and annuity contract expenses can, over time, have a dramatic effect on performance.

SUMMARY OF COSTS OF INVESTING IN THE CONTRACTS

        .       Maximum sales loads or sales charges: 6.00% of premium

        .       No annual Contract maintenance charge

        . No current fee to exchange money among the Subaccounts (we reserve the right to charge a fee of $10 per transfer)

        .       Maximum Annual Mortality and Expense Risk Charge: 1.25%

        . Fees and expenses paid by the Funds which ranged from 0.18% to 1.39% in the fiscal year ended December 31, 2003

SALES CHARGE

We will deduct a maximum of 6.0% of your Premium Payment as a sales charge. The value of your Premium Payment (or "net" Premium Payment), after the sales charge and Premium Taxes are deducted, will be allocated to your selected investment options to provide for fixed and/or variable income payments. AIG Life receives the sales charge to cover sales expenses, including commissions.

MORTALITY AND EXPENSE RISK CHARGE

As part of our calculation of the value of Annuity Units, we deduct the mortality and expense risk charge on a daily basis. The mortality and expense risk charge is equal, on an annual basis, to a percentage of the daily value of the variable portion of your Contract. The maximum rate we will charge is 1.25%. The charge compensates us for the expenses of administering the Contract, for assuming the risk that we will have to make Annuity Payments for longer than we anticipate, and for assuming the risk that current charges will be insufficient in the future to cover the costs associated with the Contract. If the charges under the Contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

The Company assumes mortality risk where Contract Owners elect an Annuity Payment Option under which the Company guarantees a number of payments over a life or joint lives. The Company assumes the risk of making monthly Annuity Payments regardless of how long all Annuitants may live.

The Company also assumes charges for administrative expenses, which are guaranteed not to increase beyond the rates shown for the life of the Contract, but may not be enough to cover the actual costs of issuing and administering the Contract.

PREMIUM TAXES

We will deduct from your Premium Payment any Premium Tax imposed on us by the state or locality where you reside. Premium taxes currently imposed on the Contract by various states range from 0% to 1% of premium for qualified Contracts and from 0% to 3.5% of premium for non-qualified Contracts. In addition, some local governments may also levy a Premium Tax. These taxes are deducted from your Premium Payment upon its receipt by the Company.

INCOME TAXES

Although we do not currently deduct any charge for income taxes attributable to your Contract, we reserve the right to do so in the future.

TRANSFER FEE

There is no charge for the first 12 transfers each Contract year; after the first 12 transfers in a Contract year, we reserve the right to charge $10 per transfer.

FUND EXPENSES

There are deductions from and expenses paid out of the assets of the various Funds. These charges are described in the prospectuses for the Vanguard Funds and the Vanguard VIF Portfolios. The maximum Fund expenses are described in the fee table contained in the prospectus.

                                  THE CONTRACT

GENERAL DESCRIPTION

An annuity is a Contract between you, as the Contract Owner, and a life insurance company. The Contract provides income in the form of Annuity Payments beginning on the Income Start Date you select, which must be within 12 months after the Contract Date. You may purchase the Contract using after-tax dollars (a non-qualified Contract), or you may purchase the Contract by transferring assets from another individual retirement annuity or "rolling over" assets from a qualified plan (a qualified Contract).

The Contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our variable account invests in shares of a corresponding mutual fund. Depending on market conditions, the various Funds may increase or decrease in value. If you allocate money to the Funds, the amount of the variable Annuity Payments will depend on the investment performance of the Funds you select.

The Contract also has a fixed investment option that is part of our general account. Each Annuity Payment from the fixed portion of your Contract will be for the same amount and will not vary with investment performance.

WHO SHOULD PURCHASE A CONTRACT

The Contract is designed for people who want to receive a stream of income payments, generally for retirement. We call this stream of income payments "Annuity Payments."

You can purchase the Contract as a non-qualified Contract, with money generally from any source. Or, you may purchase the Contract as a qualified Contract such as an individual retirement annuity Contract funded with rollovers from tax-qualified plans.

Under the Contract, you will have access to your investment only through Annuity Payments, or certain other Contract provisions discussed in your Contract (and any applicable endorsements thereto). The Contract should only be purchased by individuals who will not need full access to their Premium Payment on an immediate basis.

ABOUT THE CONTRACT

This prospectus describes a Contract between you and the Company, the issuer of the Contract. The Contract may provide Annuity Payments for the life of one or two persons, or for a designated period, or both.

PURCHASING A CONTRACT

The minimum investment for both qualified and non-qualified Contracts is $20,000. We reserve the right to refuse your Premium Payment. In general, we will not issue a Contract to anyone who is over age 85, but we reserve the right to lower or increase this age for new Contracts.

ALLOCATION OF PREMIUM

When you purchase a Contract, you will tell us how to allocate your Premium Payment among the investment options. At the time of application, we must receive your Premium Payment before the Contract will be effective. We will issue your Contract and allocate your Premium Payment to the Vanguard VIF Money Market Portfolio within two business days. If you do not give us all the necessary information we need to issue the Contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will refund your money unless you authorize us to keep it until all the necessary information is obtained.

RIGHT TO EXAMINE PERIOD

If for any reason you are not satisfied with your Contract, you may return it to us within 10 days after you receive it and we will refund your Premium Payment received by us, less any applicable charges that have been deducted, adjusted by any increase or decrease in investment experience in states where permitted. Because you have this right, we will direct the portion of your initial net Premium Payment that is to be allocated to a variable investment option, to the Vanguard VIF Money Market Portfolio for a period of 15 days, starting on the date your investment performance begins. Then we will automatically allocate your investment among the available variable investment options in the ratios you have chosen. The allocation of your investment out of the Vanguard VIF Money Market Portfolio into the investment options you have chosen, generally utilizes investment option prices as of the date of the allocation. However, if the allocation is scheduled to occur on a non-business day, it will be processed as of the preceding business day. As with all of the subaccounts, you bear any risk associated with investment in the Vanguard VIF Money Market Portfolio during the right to return period.

To exercise your right to return your Contract, you must mail it directly to us at AIG Life Insurance Company, Attention: Annuity Administration Department, 600 King Street (DPEN), Wilmington, Delaware 19801, within 10 days after you receive it. In a few states, if your Contract is replacing an existing annuity or life policy, this period may be longer.

Any portion of your initial net premium that is to be allocated to the fixed investment option will be so allocated upon receipt.

MARKET TIMING

The Contracts are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

        . dilution in the value of Fund shares underlying investment options of other Contract owners;

        . interference with the efficient management of the Fund's portfolio; and

        .       increased administrative costs.

        We have policies and procedures that require us to monitor the Contracts to determine if:

        . an exchange out of a variable investment option occurs within two calendar weeks of an earlier exchange into that same variable investment option; or

        . exchanges into or out of the same variable investment option occur more than twice in any one calendar quarter.

If either of the above transactions occurs, we will suspend such Contract owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with prior notice to prevent market timing efforts that could be harmful to other Contract owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. The suspension of Contract transfer privileges will last for no more than six months. Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

The procedures above will be followed in all circumstances and we will treat all Contract owners the same.

In addition, we reserve the right to charge Contract owners a $10 charge for each transfer in excess of 12 each Contract year.

TRANSFERS AMONG INVESTMENT OPTIONS

The initial allocation of premium among investment options to provide variable Annuity Payments can be changed by transfers of Fund values among the investment options made by written request or by telephone. We reserve the right to charge $10 per transfer after the first 12 transfers in a Contract year. We consider your instruction to transfer from or to more than one investment option at the same time to be one transfer. No transfers can be made from the fixed investment option to a variable investment option, but transfers can be made from the variable investment options to the fixed investment option or to other variable investment options.

How transfers among variable investment options are effected:

        (A) The number of Annuity Units in the subaccount from which Annuity Units will be withdrawn is multiplied by the current Annuity Unit Value of that subaccount.

        (B) The final value from (A) is divided by the current Annuity Unit Value of the subaccount into which the transfer is going.

        (C) The result of (B) is the number of Annuity Units allocated to the new subaccount.

Minimum Transfer AmountMinimum Transfer Amount. The minimum amount that can be transferred in any one transfer is $50 per month of income. This means that however many Annuity Units would produce $50 of monthly income, calculated at the current Annuity Value, is the minimum number of Annuity Units that may be transferred.

The transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers by telephone after required authorization forms are received at our office. Neither we nor any of the fund managers will be liable for following telephone instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have in place procedures to provide reasonable assurance that telephone instructions are genuine.

EFFECTIVE DATE OF TRANSFERS AMONG VARIABLE INVESTMENT OPTIONS

When you transfer money among the variable investment options, we will redeem units of the affected subaccounts at their prices as of the end of the current Valuation Date. We will credit any subaccount you transfer the money to at the same time.

The amount of the allocation in each subaccount will change with that subaccount's investment performance. You should periodically review your allocations in light of market conditions and financial objectives.


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


AUTOMATIC REBALANCING

This feature automatically rebalances the current proportional value of your net Premium Payment allocated to each variable investment option under your Contract to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. Automatic rebalancing entails taking assets from the better performing divisions and allocating them to the lesser performing divisions.

You tell us the day of the month you want us to do the rebalancing (other than the 29th, 30th, or 31st) and whether you want the frequency to be monthly, quarterly, semi-annually or annually. For example, if you elect to begin rebalancing effective January 15th, and you have requested quarterly rebalancing, your automatic rebalancing will start on January 15th, occur next on April 15th, and will continue quarterly thereafter. Rebalancing ends upon your request. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

Annuity Units for automatic rebalancing will generally be priced as of the date of the transaction. However, if the scheduled date of the transfer falls on a non-business day, it will be priced as of the preceding business day.

DOLLAR COST AVERAGING

We offer dollar cost averaging that provides for automatic and scheduled transfers between variable investment options.

Annuity Units for dollar cost averaging will generally be priced as of the date of the transaction. However, if the scheduled date of the transfer falls on a non-business day, it will be priced as of the preceding business day.

CANCELLATION RIGHTS

This feature may not be available in all states; please consult your contract to determine if it is available. Contract cancellation rights are subject to the following provisions:

Access To Your Money. Depending on whether you are the Annuitant, you may access your money by receiving Annuity Payments or, you as Contract Owner may cancel your Contract for its cancellation value within six (6) months after the Contract Date. Partial withdrawals are not available under this prospectus.

Cancellation Of The Contract. If the Annuitant has not reached the attained age of 75 and the Joint Annuitant, if any, has not reached the attained age of 80 (determined at the time that your Contract is issued), you may at any time within six (6) months after the Contract Date request a cancellation of your Contract. It is available with both the variable and the fixed payouts under all Annuity Payment Options. To elect a cancellation, the Contract must be in force. A cancellation is not available after six (6) months from the Contract Date.


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


If you cancel your Contract, we will pay you a lump sum amount. No residual benefit under the Contract will remain once a cancellation has been requested and paid during this six month period. This means that you will receive no other payments.

Computing the Cancellation Value. If you cancel, the amount of the lump sum benefit will be determined by calculating the actuarial present value, if any, of future variable and fixed Annuity Payments, to be determined as follows.

        (1) The value of future variable Annuity Payments is calculated by applying the Assumed Investment Return factor, and the mortality rates used to initially determine Annuity Payments, to the future variable Annuity Payments which are to be paid in accordance with the Annuity Payment Option in effect when cancellation is requested. The amount of future variable Annuity Payments used in this calculation is determined by multiplying the Annuity Unit value next computed after we receive the request by the current number of Annuity Units for each subaccount, and summing for all subaccounts.

        (2) Fixed Annuity Payments will be determined by applying the then current annuity purchase rates, established in accordance with the Fixed Account section of the Contract, to the remaining value of fixed Annuity Payments which is to be paid in accordance with the Annuity Payment Option in effect on the date the request is received. We use investments in the fixed income market in part to support our obligations under the Contracts. We constantly monitor the rate of return we can derive in the fixed income markets. We may change the annuity purchase rate under the Contracts on account of variations in the rate of return on such investments. The current annuity purchase rates we use in calculating the benefit will be no more than three percent (3%) greater than or less than the interest rate used in originally calculating the stream of Annuity Payments at the Contract Date. For example, if the current annuity purchase rates for fixed Annuity Payments is seven percent (7%) then the annuity purchase rate that we will use in calculating the lump sum cancellation amount related to the fixed Annuity Payments portion of your Contract will be no less than four percent (4%) and no greater than ten percent (10%).

Taxes. Please read the discussion under "Taxes" further on in this prospectus for information relating to the cancellation of your Contract, as well as other taxable events. This information is general in nature and is not intended as tax advice. We do not guarantee the tax status of your Contract.

RIGHTS RESERVED BY THE COMPANY

The Company reserves the following rights to:

        . Reflect a change in the variable account or any division thereunder;

        .       Create new variable accounts;

        . Operate the variable account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law;


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


        . Transfer any assets in any division in the variable account with another variable account;

        . Add, combine or remove divisions in the variable account, or combine the variable account with another variable account;

        . Make any new divisions available to the Contract Owner on a basis to be determined by the Company;

        . Substitute for the shares held in any division the shares of another underlying Fund or the shares of another investment company or any other investment permitted by law;

        . Make any changes as required by the Internal Revenue Code or by any other applicable law, regulation or interpretation in order to continue treatment of this Contract as an annuity; or

        .       Make any changes to comply with the rules of any Fund.

                                ANNUITY PAYMENTS

GENERALLY

Beginning on the Income Start Date, the Annuitant will receive periodic Annuity Payments. You may choose Annuity Payments that are fixed, variable, or a combination of fixed and variable. You may choose Annuity Payments on a monthly, quarterly, semi-annual, or annual basis.

You select the Income Start Date, which must be within 12 months after the Contract Date and can start as early as 1 month after we receive your Premium Payment. In addition, Annuity Payments must begin by the Annuitant's 85th birthday. If a state requires that Annuity Payments begin prior to such date, we must comply with those requirements.

We will make Annuity Payments to you as the Annuitant unless, in the case of non-qualified Contracts only, you designate another person as Annuitant to receive them. For Annuity Payments:

        . From time to time, the Company may require proof that the Annuitant or Joint Annuitant is living.

        . Once Annuity Payments begin, you may not select a different Annuity Payment Option.

        . You may select an Annuity Payment Option and allocate your Premium Payment to either fixed or variable income choices, or both. You may not select more than one Annuity Payment Option.

        . If you choose both a fixed and a variable payment option, premium that you allocate to the fixed account may not be reallocated to another subaccount.

        . If the postal or other delivery service is unable to deliver checks to the payee's address of record, or if direct deposits to a bank account are returned because the account is closed, no interest will accrue on amounts represented by uncashed Annuity Payment checks or undeliverable direct deposits. It is the payee's responsibility to keep the Company informed of their current address or active bank account location.

ANNUITY PAYMENT OPTIONS

The Contract currently offers the four Annuity Payment Options described below. We may make other Annuity Payment Options available subject to our discretion. Please refer to your Contract specific materials for the Annuity Payment Options available in your Contract. If your Annuity Payments would be less than $100 per payment period, we have the right to change the frequency of your payment so that the payments are at least $100.

        .       Option 1 - Life Annuity

                Under this option, we will make Annuity Payments as long as the Annuitant is alive. Annuity Payments stop when the Annuitant dies.

        .       Option 2 - Life Annuity With A Guaranteed Number of Years

                Under this option, we will make Annuity Payments as long as the Annuitant is alive with the additional guarantee that payments will be made for a particular number of years. If the Annuitant dies before all guaranteed payments have been made, payments will continue to the beneficiary for the remainder of the period.

        .       Option 3 - Joint and Survivor Annuity

                Under this option, we will make Annuity Payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make Annuity Payments so long as the Joint Annuitant is alive, however, the amount of the remaining Annuity Payments will be a percentage of the amount that was payable while the Annuitant was alive. The amount to be paid to the Joint Annuitant is determined by the Contract Owner at the time that this Option 3 is selected. Any reduction in the Annuity Payment amount will be achieved through a reduction in the number of Annuity Units.

        . Option 4 - Joint and Survivor Annuity With A Guaranteed Number of Years

                Under this option, we will make Annuity Payments as long as either the Annuitant or Joint Annuitant is alive with the additional guarantee that payments will be made for a minimum number of years. If both the Annuitant and the Joint Annuitant die before all guaranteed payments have been made, payments will continue to the beneficiary for the remainder of the period. After the guaranteed period ends, we will continue to make Annuity Payments for the life of the Annuitant and for as long thereafter as the Joint Annuitant is alive. The amount to be paid to the Joint Annuitant is determined by the Contract Owner at the time


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


                that this Option 4 is selected. Any reduction in the Annuity Payment amount will be achieved through a reduction in the number of Annuity Units.

Under Annuity Payment Options 3 or 4, you have the right to determine whether or not the Annuity Payments to be made to the Joint Annuitant, upon your death, will be:

        . equal to the Annuity Payments you were receiving while both you and the Joint Annuitant were alive; or

        . lower than the Annuity Payments you were receiving while both you and the Joint Annuitant were alive.

All things being equal, Annuity Payments to you while both you and the Joint Annuitant are alive will be higher if you choose lower payments to the Joint Annuitant.

ANNUITY UNITS

Upon receiving your single Premium Payment, we calculate the number of Annuity Units associated with each Annuity Payment as determined by our currently used annuity rate factors. The Annuity Unit value for each Fund will vary from one Valuation Period to the next based on the investment experience of the assets in the Fund and the deduction of certain charges and expenses. The SAI contains an explanation of how Annuity Units are valued.

DETERMINATION OF THE INITIAL ANNUITY PAYMENT

The following factors determine the amount of the first Annuity Payment:

        . the portion of the premium allocated to provide variable Annuity Payments and the performance of the investment options you chose after the investment performance is adjusted by the Assumed Investment Return;

        . the portion of the premium allocated to provide fixed Annuity Payments and prevailing fixed interest rates;

        . the age and gender of the Annuitant (and Joint Annuitant, if any);

        .       the Annuity Payment Option selected;

        .       the frequency of Annuity Payments;

        .       the deduction of applicable Premium Taxes; and

        .       the time period from the Contract Date to the Income Start Date.


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


IMPACT OF ANNUITANTS AGE ON ANNUITY PAYMENTS

For either fixed or variable Annuity Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Annuity Payment will be greater.

IMPACT OF ANNUITANTS GENDER ON ANNUITY PAYMENTS

Congress and the legislatures of various states have from time to time considered legislation that would require annuity benefits to be the same for males and females of the same age. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of annuity Contracts in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

In most cases, other than those mentioned above, the amount of fixed and variable Annuity Payments involving life income will be affected by the gender of the Annuitant and Joint Annuitant. However, we reserve the right to offer Contracts to certain groups in situations which, under current law, may require gender-neutral benefits. Since payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Annuity Payment will be greater than for female Annuitants and Joint Annuitants.

IMPACT OF LENGTH OF PAYMENT PERIODS ON ANNUITY PAYMENTS

The value of all payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

On each Income Change Date, we will recalculate the variable Annuity Payments to reflect the performance of the investment options you chose after the investment performance is adjusted by the Assumed Investment Return. We determine the dollar amount of the variable Annuity Payment as follows. The portion of the first Annuity Payment funded by a particular subaccount is divided by the Annuity Unit value for that subaccount as of the Contract Date. This establishes the number of Annuity Units provided by each subaccount for each subsequent variable Annuity Payment.

The number of Annuity Units for each subaccount will generally remain constant, subject to the following exceptions:

        .       If value is transferred from one investment option to another.

        . Upon the death of the primary Annuitant after the guaranteed period ends if the Contract Owner selects a joint and survivor Annuity Payment Option (either Annuity Option 4 or Annuity Option 3) with a lower percentage of payments elected for the Joint Annuitant.


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


                Any reduction in the Annuity Payment amount will be achieved through a reduction in the number of Annuity Units.

The number of Annuity Units for each subaccount is multiplied by the Annuity Unit value for that subaccount for the Valuation Date for which the payment is being calculated. The sum of these figures for all the subaccounts in which you invest establishes the dollar amount of the variable Annuity Payment.

On the Income Start Date and each Income Change Date thereafter, we will calculate the amount of money necessary to make expected payments until the next Income Change Date. We will transfer that amount to our general account.

The variable Annuity Payments will remain level until the next Income Change Date. Subsequent variable Annuity Payments may be more or less than the previously calculated variable Annuity Payments depending on whether the net investment performance of the selected investment options is greater than or less than the Assumed Investment Return.

ASSUMED INVESTMENT RETURN

The amount of the Annuity Payments provided by the portion of the Premium Payment allocated to provide variable income depends on the assumption made about future investment performance after the deduction of the mortality and expense risk charge and the Fund expenses. This assumption is called the Assumed Investment Return ("AIR"). The AIR not only determines the initial level of income, but also how future investment performance affects Annuity Payments. Generally, the AIR used is 5%, but on occasion another AIR, for example 3.5%, may be offered. Currently, we offer AIRs of 3.5% and 5%. In the future we may make additional AIRs available.

        . If you allocated a portion of your premium to variable annuity income then you invested this premium into the annuity investment options available and selected an AIR. If more than one AIR is offered you will need to decide between a higher or lower AIR.

        . We use the AIR to help us calculate your current and future variable annuity benefits. In order to calculate the benefit amounts we need a rate of return for the annuity investment options you selected. Since we cannot know what the performance of the investment options will be in the future, we make an assumption, and this assumption is called the Assumed Investment Return.

        . For future variable annuity benefits, the AIR represents the total return after expenses of the investment options needed to keep your payments from increasing or decreasing. If net performance for a year (rate of return after expenses) is exactly equal to the AIR, the level of the variable Annuity Payments will not change. If the net performance of your annuity investment options is higher than the AIR, then your Annuity Payments will increase. Similarly, if net performance of your annuity investment options is less than the AIR, then your Annuity Payments will decrease.


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


        . With a 5% AIR you will receive a higher initial benefit amount than with a 3.5% AIR. However, benefits based on a 5% AIR will increase more slowly in a rising market and decline more rapidly in a falling market than benefits based on a 3.5% AIR.

        . With a 3.5% AIR, you will receive a lower initial benefit amount than with a 5% AIR. However, benefits based on a 3.5% AIR will increase more quickly in a rising market and decline more slowly in a falling market than benefits based on a 5% AIR.

                              ACCESS TO YOUR MONEY

GENERALLY

Depending on the Annuity Payment Option you select and whether you are the Annuitant, you may receive Annuity Payments according to the Annuity Payment Option you select. Partial withdrawals are not permitted under this prospectus.

DEFERMENT OF PAYMENTS

We may delay making fixed payments from your Contract for up to 12 months subject to state law. We will credit interest to you during that period.

We may suspend or postpone making variable payments from your Contract or processing transfer requests for an undetermined period of time when:

                . the NYSE is closed (other than weekend and holiday closings);

                .       trading on the NYSE is restricted;

                . an emergency exists (as determined by the SEC or other appropriate regulatory authority) such that disposal of or determination of the value of shares of the Funds is not reasonably practicable; or

                . the SEC by order so permits for the protection of investors.

                                  DEATH BENEFIT

DEATH WITHIN SIX MONTHS OF THE CONTRACT DATE

If the cancellation right, discussed earlier on in this prospectus, is available, the following six month death benefit provision will apply to you.

If the Annuitant has not reached the attained age of 75 and the Joint Annuitant, if any, has not reached the attained age of 80 (determined at the time that your Contract is issued), we will pay a lump sum death benefit in the event that the Annuitant or Joint Annuitant dies within six (6) months of the Contract Date. The benefit shall be payable to the Contract Owner, if living, or if not, to the beneficiary.


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


The amount of the lump sum death benefit will be determined by:

                . calculating the actuarial present value of future variable Annuity Payments as described in item number
                        (1) under "Computing the Cancellation Value" earlier on in this prospectus; and

                . adding to that, the amount of premium allocated to pay fixed Annuity Payments, minus any fixed Annuity Payments already made.

No residual benefit under the Contract will remain once a cancellation or a death benefit has been requested and paid during this six month period.

DEATH PRIOR TO INCOME START DATE

Subject to the above provisions, if no Annuitant or Joint Annuitant is alive on the Income Start Date, the Contract will be canceled and we will pay you a refund equal to your Premium Payment adjusted for any investment performance and any accumulated interest.

If your Contract is a joint and survivor annuity and either the Annuitant or the Joint Annuitant die before the Income Start Date, we will adjust the annuity income so that it equals what would have been paid under a single life annuity issued to the survivor. This will usually result in greater annuity income.

This feature may not be available in all states; please consult your contract to determine if it is available.

DEATH OF CONTRACT OWNER AFTER THE INCOME START DATE

If you are not the Annuitant, and if your death occurs on or after the Income Start Date, no death benefit will be payable under the Contract. Payments will continue to be paid to the Annuitant pursuant to the Annuity Payment Option in force at the date of your death.

DEATH OF ANNUITANT AFTER THE INCOME START DATE

If an Annuitant dies after the Income Start Date, the remaining payments, if any, will be as specified in the Annuity Payment Option in effect when the Annuitant died. We will require proof of the Annuitant's death. The remaining benefit, if any, will be paid to the beneficiary according to the Annuity Payment Option in effect at the Annuitant's death. If no beneficiary survives the Annuitant, we will pay any remaining benefit to the Annuitant's estate.

The Contract permits you as Contract Owner to name a Joint Annuitant. However, choosing a Joint Annuitant will only impact your Contract if you have also designated the Joint Annuitant as a controlling life and chosen one of the following two Joint and Survivor Annuity Options.

        .       Annuity Payment Option 3 - Joint and Survivor Annuity; or

        . Annuity Payment Option 4 - Joint and Survivor Annuity With a Guaranteed Number of Years.


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


If you have chosen one of the single life Annuity Options listed below, your naming of a Joint Annuitant under the Contract will have no effect on the benefits due under the Contract.

        .       Annuity Payment Option 1 - Life Annuity; or

        . Annuity Payment Option 2 - Life Annuity With A Guaranteed Number of Years.

See "Annuity Payment Options" in this prospectus.

DESIGNATION OF BENEFICIARY

The Contract Owner may select one or more beneficiaries for the Annuitant and name them on the Annuity Enrollment Form if the Annuity Payment Option selected provides for a beneficiary. Thereafter, while the Annuitant or Joint Annuitant is living, the Annuitant may change the beneficiary by written notice. The change will take effect as of the date the Annuitant signs the notice, but it will not affect any payment made or any other action taken before the Company acknowledges the notice. The Contract Owner may make the designation of beneficiary irrevocable. Changes in the beneficiary may then be made only with the consent of the designated irrevocable beneficiary. The Annuitant may also make the designation of beneficiary irrevocable by sending written notice to the Company and obtaining approval from the Company.

                                   PERFORMANCE

Occasionally, we may advertise certain performance information concerning one or more of the subaccounts, including average annual total return and yield information. A subaccount's performance information is based on its past performance only and is not intended as an indication of future performance.

Average annual total return is based on the overall dollar or percentage change in value of a hypothetical investment. When we advertise the average annual total return of a subaccount, it reflects changes in the Fund share price, the automatic reinvestment by the subaccount of all distributions, and the deduction of Contract charges. Average annual total return is the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

When we advertise the yield of a subaccount, we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned by the subaccount during the period by the value of the subaccount on the last day of the period.

When we advertise the performance of the money market subaccount, we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market subaccount refers to the income generated by an investment in that subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the variable account level is lower than at the underlying fund level because it is reduced by the mortality and expense risk charge. Similarly, yield and effective yield at the variable account level are lower than at the fund level because they are reduced by the mortality and expense risk charge.

Performance information for a subaccount may be compared in reports and advertising to:

        (1) the MSCI Mid Cap 450 Index, the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a fund's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

        (2) other variable annuity variable accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

        (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and

        (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

                                      TAXES

INTRODUCTION

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Contract based on your individual factual situation. Not all of the information we have included may be applicable to your Contract (for example, information relating to surrenders). This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the Funds, please see the Funds' prospectuses. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your Contract.


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


ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity Contracts. Generally, you will not be taxed on the earnings in an annuity Contract until you take the money out. Different rules apply depending on how you take the money out and whether your Contract is qualified or non-qualified as explained below.

TAX TREATMENT OF DISTRIBUTIONS -- QUALIFIED CONTRACTS

If you purchase your Contract under a tax-favored retirement plan or account, your Contract is referred to as a qualified Contract. Examples of qualified plans or accounts are:

        .       Individual Retirement Annuities;

        . Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");

        .       Keogh Plans; and

        . Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.

Generally, you have not paid any taxes on the premium used to buy a qualified Contract or on any earnings. Therefore, any amount you take out as Annuity Payments or upon surrender will be taxable income. In addition, a 10% tax penalty may apply to the taxable income.

This additional tax in general does not apply:

        . where the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and a designated Joint Annuitant;

        .       where the taxpayer is age 59 1/2 or older;

        .       where payment is made on account of death;

        . where the payment is made on account of the taxpayer's disability;

        . where the payment is made to pay certain medical expenses, certain health insurance premiums, certain higher education expenses or qualified first home purchases;

        .       in some cases, upon separation from service on or after age 55;
                or

        .       certain other limited circumstances.


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


Withdrawals Where Income Start Date Is Before Age 59 1/2 -- A Surrender May Trigger a 10% Tax Penalty Unless an Exception Applies

If the Income Start Date is before age 59 1/2 and you relied on the exception for substantially equal payments to avoid the 10% penalty, it should be noted that a full surrender of the Contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing the substantially equal payments. In that event, payments excepted from the 10% penalty tax by reason of the exception for substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the surrender (or other modification) and is equal to the tax that would have been imposed had the exception not applied. Interest is also due for the period between when the tax would have been imposed and when the tax is recaptured. The possible application of this recapture tax should be considered before making a full surrender of the Contract. You should also contact your tax adviser before taking surrenders.

Example: Individual A is age 57 1/2 when he begins to receive annual annuity payments of $10,000 from a traditional individual retirement annuity. Since this is a qualified Contract with no tax basis, each payment of $10,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2, respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he surrenders the Contract. In 2003, A must pay the 10% penalty tax on the annuity payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $2,000 (10% of 10,000 each year for 2 years) plus interest.

Individual Retirement Annuities ("IRA")

Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the requirements of Code Section 408(b), the Contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Most IRAs cannot accept additional contributions after the owner reaches 70 1/2, and must also begin required distributions at that age.

Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA or qualified plan, provided certain conditions are met. Purchases of the Contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the Contract.

Rollovers

Distributions from Code Section 401 qualified plans or 403(b) Plans (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) Plan, or IRA. A prospective owner considering use of the Contract in this manner should consult a competent tax adviser with regard to the suitability of the Contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) Plans, and IRAs.

TAX TREATMENT OF DISTRIBUTIONS -- NON-QUALIFIED CONTRACTS

General

For Annuity Payments, generally a portion of each payment will be considered a return of your Premium Payment and will not be taxed. The remaining portion of each payment is taxed at ordinary income rates. The nontaxable portion of variable Annuity Payments is generally determined by a formula that establishes a specific dollar amount of each payment that is not taxed.

After the full amount of your Premium Payment has been recovered tax-free, the full amount of subsequent Annuity Payments will be taxable. If Annuity Payments stop due to the death of the Annuitant before the full amount of your purchase payment has been recovered, a tax deduction is allowed for the unrecovered amount.

Complete Surrenders

For payments made upon complete surrender of the annuity Contract, the taxable portion is the amount received in excess of the remaining investment in the Contract.

A Surrender May Trigger an Additional 10% Tax Penalty Unless an Exception
Applies

If a taxable distribution is made under the Contract, an additional tax of 10% of the amount of the taxable distribution may apply.

This additional tax in general does not apply where:

        .       the taxpayer is age 59 1/2 or older;

        .       the payment is made on account of death;

        .       the payment is made on account of the taxpayer's disability;

        . the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and a designated Joint Annuitant;

        . the payment is made under an immediate annuity Contract, defined for these purposes as an annuity (1) purchased with a single premium, (2) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (3) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during an annuity period;

        .       or in certain other circumstances.

It should be noted that a full surrender of the Contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing substantially equal payments. In that event, payments excepted from the 10% penalty tax because they were considered part of substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the surrender (or other modification) and is equal to the tax that would have been imposed (plus interest) had the exception not applied. The possible application of this recapture tax should be considered before making a full surrender of the Contract. You should also seek the advice of your tax adviser.

Example: Individual A is age 57 1/2 when he begins to receive annual annuity payments of $10,000. Of each annuity payment, $3,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2 respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he surrenders the Contract. In 2003, A must pay the 10% penalty tax on the annuity payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $600 (10% of 3,000 each year for 2 years) plus interest.

NON-QUALIFIED CONTRACTS OWNED BY NON-NATURAL PERSONS

As a general rule, non-qualified annuity contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. This rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person. There is also an exception to this general rule for immediate annuity contracts as defined in the prior section. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity contracts should consult with a tax adviser.

SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity Contract for another annuity Contract unless money or other property is distributed as part of the exchange. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

DIVERSIFICATION AND INVESTOR CONTROL

The Code imposes certain diversification requirements on the underlying Funds for a variable annuity to be treated as a variable annuity for tax purposes. We believe that the Funds are being managed so as to comply with these requirements.

There is limited guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the Funds. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the Owner of the Contract, could be treated as the owner of assets in the Funds. We reserve the right to make changes to the Contract we think necessary to see that it qualifies as a variable annuity contract for tax purposes.

WITHHOLDING

We are required to withhold federal income taxes on Annuity Payments and complete surrenders that include taxable income unless the payee elects not to have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For complete surrenders, we are required to withhold 10% of the taxable portion of any lump sum distribution unless you elect out of withholding. For Annuity Payments, we will withhold on the taxable portion of Annuity Payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any distribution or Annuity Payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

                                OTHER INFORMATION

AIG LIFE INSURANCE COMPANY

We are a stock life insurance company initially organized under the laws of Pennsylvania and reorganized under the laws of Delaware. We were incorporated in 1962. Our principal business address is 600 King Street (DPEN), Wilmington, Delaware 19801. We provide a full range of life insurance and annuity plans. We are a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business in approximately 130 countries and jurisdictions around the world.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to the Company by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and our ability to meet our Contractual obligations to Contract Owners and should not be considered as bearing on the investment performance of assets held in the variable account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

OWNERSHIP

This prospectus describes a single premium immediate variable annuity Contract. You, as the owner of a Contract, are entitled to all the rights and privileges of ownership.

VOTING RIGHTS

To the extent required by law, we will vote the Fund shares held in the variable account at shareholder meetings in accordance with instructions received from persons having a voting interest in the Fund. However, if legal requirements or our interpretation of present law changes to permit us to vote the Fund shares in our own right, we may elect to do so.

Prior to the Income Start Date, you have a voting interest in each Fund in whose corresponding subaccount you have value. We determine the number of Fund shares that are attributable to you by dividing the corresponding value in a particular Fund by the net asset value of one Fund share. After the Income Start Date, we determine the number of Fund shares that are attributable to you by dividing the reserve maintained in a particular Fund to meet the obligations under the Contract by the net asset value of one Fund share. The number of votes that you will have a right to cast will be determined as of the record date established by each Fund.

We will solicit voting instructions by mail prior to the shareholder meeting. Each person having a voting interest in a Fund will receive proxy material, reports and other materials relating to the appropriate Funds. We will vote shares in accordance with instructions received from the person having a voting interest. We will vote shares for which we receive no timely instructions and any shares not attributable to Contract Owners in proportion to the voting instructions we have received.

The voting rights relate only to amounts invested in the variable account. There are no voting rights with respect to Funds allocated to the fixed investment option.

DISTRIBUTION OF THE CONTRACT

On May 1, 2003, American General Equity Services Corporation ("AGESC") replaced AIG Equity Sales Corp. as the distributor and principal underwriter of the Contracts. AGESC (formerly known as Franklin Financial Services Corporation) is located at #1 Franklin Square, Springfield, Illinois 62713. AGESC is a Delaware corporation and an affiliate of AIG Life Insurance Company (AGESC is an indirect wholly-owned subsidiary of AIG). AGESC also acts as principal underwriter for AIG Life Insurance Company's other variable accounts and for the variable accounts of certain AIG Life Insurance Company affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

AIG Life Insurance Company may pay commissions of no more than 6% of each Premium Payment to entities that sell the Contracts. Payments may be made for services not directly related to the sale of the Contract, including the establishment of administrative arrangements, recruitment and training of personnel, the distribution and production of promotional literature, and similar services.

LEGAL PROCEEDINGS

AIG Life Insurance Company is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AIG Life Insurance Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AIG Life Insurance Company's results of operations and financial position.

The distributor of the Contracts, AGESC, offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality.

                              FINANCIAL STATEMENTS

Financial statements of AIG Life Insurance Company and Variable Account I are included in the SAI, which may be obtained without charge by calling (877) 299-1724 or writing to AIG Life Insurance Company, Attention: Annuity Administration Department, 600 King Street (DPEN), Wilmington, Delaware 19801. The financial statements have also been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov.

                                   APPENDIX A
                         CONDENSED FINANCIAL INFORMATION
                            ACCUMULATION UNIT VALUES

As of the fiscal year ended December 31, 2003, there were no outstanding accumulation unit values.

                                   APPENDIX B

                 Hypothetical Illustrations Of Annuity Payments

We have prepared the following tables to show how variable Annuity Payments under the Contract change with investment performance over an extended period of time. The tables illustrate how monthly Annuity Payments would vary over time if the return on assets in the selected subaccounts were a uniform gross annual rate of 0%, 6%, 6.58%, 8%, 10%, or 12%. The values would be different from those shown if the returns averaged 0%, 6%, 6.58%, 8%, 10%, or 12%, but fluctuated over and under those averages throughout the years.

The tables reflect the daily mortality and expense risk charge, which is equivalent to an annual charge of 1.25%. The amounts shown in the tables also take into account the average of the Funds' management fees and operating expenses at an annual rate of approximately 0.33% of the average daily net assets of the Funds. Actual fees and expenses of the Funds associated with your Contract may be more or less than 0.33%, will vary from year to year, and will depend on your allocation. See the section in your current prospectus entitled "Fee Tables" for more complete details. The monthly Annuity Payments are illustrated on a pre-tax basis. The federal income tax treatment of annuity income considerations is generally described in the section of your prospectus entitled "Taxes."

The tables show both the gross rate and the net rate. The difference between gross and net rates represents the 1.25% for mortality and expense risk and the assumed 0.33% for investment management and operating expenses. Since these charges are deducted daily from assets, the difference between the gross and net rate is not exactly 0.33%.

Two sets of tables follow -- one set for a male age 65 and the other for a female age 65. The first table in each set assumes that 100% of the single Premium Payment is allocated to a variable Annuity Payment Option. The second assumes that 50% of the single Premium Payment is allocated to a fixed Annuity Payment Option using the fixed crediting rate we offered on the fixed Annuity Payment Option at the time this illustration was prepared. Both sets of tables assume that a life annuity with ten years guaranteed was purchased.

When part of the single Premium Payment has been allocated to the fixed Annuity Payment Option, the guaranteed minimum Annuity Payment resulting from this allocation is also shown, and is based on the fixed crediting rate we offered on the fixed Annuity Payment Option at the time this illustration was prepared-The illustrated variable Annuity Payments use an Assumed Investment Return of 5% per year-Thus, actual performance greater than 5% per year will result in increasing Annuity Payments and actual performance less than 5% per year will result in decreasing Annuity Payments-We may offer alternative Assumed Investment Returns. Fixed Annuity Payments remain constant.

These tables show the monthly Annuity Payments for several hypothetical constant Assumed Investment Returns. Of course, actual investment performance will not be constant and may be volatile. Actual monthly Annuity Payments would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages from year to year. Upon request, and when you are considering an Annuity Payment Option, we will furnish a comparable illustration based on your individual circumstances, including purchase rates and the mortality and expense risk charge that would apply.

                          ANNUITY PAYMENT ILLUSTRATION
                                 (100% VARIABLE)
                        Single Premium Payment: $100,000
                                    Sex: Male
                                     Age: 65
         Annuity Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity payment option selected: $660.60

Illustrative amounts below assume that 100% of the single Premium Payment is allocated to a variable annuity payment option.

Assumed investment return at which monthly variable payments remain constant: 5%

Variable monthly annuity payment on the date of the illustration:  $654.51

Monthly Annuity Payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                MONTHLY PAYMENTS
                       WITH AN ASSUMED RATE OF RETURN OF:

                                                                             GROSS
                                             --------------------------------------------------------------------
                                               0.00%      6.58%        6.00%       8.00%      10.00%      12.00%
                                             --------------------------------------------------------------------
  PAYMENT         CALENDAR       ATTAINED
   YEAR             YEAR           YEAR                                       NET
  -------         --------       --------    --------------------------------------------------------------------
                                              -1.58%      5.00%        4.42%       6.42%       8.42%      10.42%
                                             --------------------------------------------------------------------
     1              2004            65       $ 650.99    $ 654.51    $ 654.21    $ 655.24   $  656.26   $  657.26

     2              2005            66         610.19      654.51      650.59      664.10      677.64      691.19

     3              2006            67         571.96      654.51      647.00      673.09      699.71      726.87

     4              2007            68         536.11      654.51      643.43      682.19      722.50      764.39

     5              2008            69         502.52      654.51      639.87      691.41      746.03      803.84

     10             2013            74         363.60      654.51      622.39      739.45      875.70    1,033.86

     15             2018            79         263.08      654.51      605.39      790.82    1,027.92    1,329.71

     20             2023            84         190.35      654.51      588.86      845.76    1,206.59    1,710.21

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the Contract Owner and the various rates of return of the funds selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Annuity Payments (based on the variable account) will also fluctuate. No representation can be made by the Company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity Payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity payment option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Annuity Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the maximum mortality and expense risk charge from the gross rates of return.

                          ANNUITY PAYMENT ILLUSTRATION
                            (50% VARIABLE/50% FIXED)
                        Single Premium Payment: $100,000
                                    Sex: Male
                                     Age: 65
         Annuity Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity payment option selected: $660.60

Illustrative amounts below assume that 50% of the single Premium Payment is allocated to a variable annuity payment option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Annuity Payments will vary with investment performance, but will never be less than $330.30. The monthly guaranteed payment of $330.30 is being provided by the $50,000 applied under the fixed annuity payment option.

                                MONTHLY PAYMENTS
                       WITH AN ASSUMED RATE OF RETURN OF:

                                                                             GROSS
                                             --------------------------------------------------------------------
                                               0.00%      6.58%        6.00%       8.00%      10.00%      12.00%
                                             --------------------------------------------------------------------
  PAYMENT         CALENDAR       ATTAINED
   YEAR             YEAR           YEAR                                       NET
  -------         --------       --------    --------------------------------------------------------------------
                                              -1.58%      5.00%        4.42%       6.42%       8.42%      10.42%
                                             --------------------------------------------------------------------
      1             2004            65       $ 655.79    $ 657.56    $ 657.40    $ 657.92   $  658.43   $  658.93

      2             2005            66         635.40      657.56      655.60      662.35      669.12      675.89

      3             2006            67         616.28      657.56      653.80      666.84      680.15      693.73

      4             2007            68         598.36      657.56      652.01      671.39      691.55      712.49

      5             2008            69         581.56      657.56      650.24      676.01      703.32      732.22

     10             2013            74         512.10      657.56      641.50      700.02      768.15      847.23

     15             2018            79         461.84      657.56      633.00      725.71      844.26      995.15

     20             2023            84         425.48      657.56      624.73      753.18      933.59    1,185.40

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the Contract Owner and the various rates of return of the funds selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Annuity Payments (based on the variable account) will also fluctuate. No representation can be made by the Company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity Payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity payment option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Annuity Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the maximum mortality and expense risk charge from the gross rates of return.

                          ANNUITY PAYMENT ILLUSTRATION
                                 (100% VARIABLE)
                        Single Premium Payment: $100,000
                                   Sex: Female
                                     Age: 65
         Annuity Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity payment option selected: $628.38

Illustrative amounts below assume that 100% of the single Premium Payment is allocated to a variable annuity payment option.

Assumed investment return at which monthly variable payments remain constant: 5%

Variable monthly annuity payment on the date of the illustration: $621.93

Monthly Annuity Payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                MONTHLY PAYMENTS
                       WITH AN ASSUMED RATE OF RETURN OF:

                                                                             GROSS
                                             --------------------------------------------------------------------
                                               0.00%      6.58%        6.00%       8.00%      10.00%      12.00%
                                             --------------------------------------------------------------------
  PAYMENT         CALENDAR       ATTAINED
   YEAR             YEAR           YEAR                                       NET
  -------         --------       --------    --------------------------------------------------------------------
                                              -1.58%      5.00%        4.42%       6.42%       8.42%      10.42%
                                             --------------------------------------------------------------------
     1              2004            65       $ 618.58    $ 621.93    $ 621.64    $ 622.63   $  623.59   $  624.54

     2              2005            66         579.82      621.93      618.21      631.05      643.90      656.78

     3              2006            67         543.48      621.93      614.79      639.58      664.88      690.68

     4              2007            68         509.43      621.93      611.40      648.23      686.53      726.34

     5              2008            69         477.50      621.93      608.02      657.00      708.90      763.83

     10             2013            74         345.50      621.93      591.41      702.64      832.11      982.40

     15             2018            79         249.99      621.93      575.26      751.46      976.75    1,263.52

     20             2023            84         180.88      621.93      559.54      803.66    1,146.52    1,625.08

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the Contract Owner and the various rates of return of the funds selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Annuity Payments (based on the variable account) will also fluctuate. No representation can be made by the Company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity Payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity payment option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Annuity Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the maximum mortality and expense risk charge from the gross rates of return.

                          ANNUITY PAYMENT ILLUSTRATION
                            (50% VARIABLE/50% FIXED)
                        Single Premium Payment: $100,000
                                   Sex: Female
                                     Age: 65
         Annuity Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity payment option selected: $628.38

Illustrative amounts below assume that 50% of the single Premium Payment is allocated to a variable annuity payment option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Annuity Payments will vary with investment performance, but will never be less than $314.19. The monthly guaranteed payment of $314.19 is being provided by the $50,000 applied under the fixed annuity payment option.

                                MONTHLY PAYMENTS
                       WITH AN ASSUMED RATE OF RETURN OF:

                                                                             GROSS
                                             --------------------------------------------------------------------
                                               0.00%      6.58%        6.00%       8.00%      10.00%      12.00%
                                             --------------------------------------------------------------------
  PAYMENT         CALENDAR       ATTAINED
   YEAR             YEAR           YEAR                                       NET
  -------         --------       --------    --------------------------------------------------------------------
                                              -1.58%      5.00%        4.42%       6.42%       8.42%      10.42%
                                             --------------------------------------------------------------------
     1              2004            65       $ 623.48    $ 625.16    $ 625.01    $ 625.50   $  625.99   $  626.46

     2              2005            66         604.10      625.16      623.29      629.71      636.14      642.58

     3              2006            67         585.93      625.16      621.59      633.98      646.63      659.53

     4              2007            68         568.90      625.16      619.89      638.31      657.46      677.36

     5              2008            69         552.94      625.16      618.20      642.69      668.64      696.11

     10             2013            74         486.94      625.16      606.90      665.51      730.25      805.39

     15             2018            79         439.18      625.16      601.82      689.92      802.56      945.95

     20             2023            84         404.63      625.16      593.96      716.02      887.45    1,126.73

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the Contract Owner and the various rates of return of the funds selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Annuity Payments (based on the variable account) will also fluctuate. No representation can be made by the Company or the funds that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity Payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity payment option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Annuity Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the maximum mortality and expense risk charge from the gross rates of return.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION.........................................................  3

    AIG Life ...............................................................  3

    Variable Account I......................................................  3

SERVICES ...................................................................  3

DISTRIBUTION OF THE CONTRACTS...............................................  4

CONTRACT PROVISIONS.........................................................  5

    Variable Annuity Income Payments........................................  5

    Annuity Unit Value......................................................  5

    Net Investment Factor...................................................  5

    Misstatement of Age or Gender...........................................  6

    Evidence of Survival....................................................  6

ADDITIONAL INFORMATION ABOUT THE CONTRACTS..................................  6

    Gender Neutral Policies.................................................  6

    Certain Arrangements....................................................  6

    Our General Account.....................................................  7

MATERIAL CONFLICTS..........................................................  7

FINANCIAL STATEMENTS........................................................  7

    Separate Account Financial Statements...................................  8

    AIG Life Financial Statements...........................................  8

    Index to Financial Statements...........................................  8

                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS.

[LOGO] AIG American General                                       Privacy Notice

--------------------------------------------------------------------------------

AIG American General knows that your privacy is important. You have received this notice as required by law and because you are now or may be a customer of one of our companies. This notice will advise you of the types of Nonpublic Personal Information we collect, how we use it, and what we do to protect your privacy.

"Nonpublic Personal Information" refers to personally identifiable information that is not available to the public.

"Employees, Representatives, Agents, and Selected Third Parties" refers to individuals or entities who act on our behalf.

  . Our Employees, Representatives, Agents, and Selected Third Parties may collect Nonpublic Personal Information about you, including information:

     -    Given to us on applications or other forms;

     -    About transactions with us, our affiliates, or third parties;

     - From others, such as credit reporting agencies, employers, and federal and state agencies.

  . The types of Nonpublic Personal Information we collect depends on the products we offer to you and may include your: name; address; Social Security Number; account balances; income; assets; insurance premiums; coverage and beneficiaries; credit reports; marital status; and payment history. We may also collect Nonpublic Personal Health Information, such as medical reports, to underwrite insurance policies, process claims, or for other related functions.

  . We restrict access to Nonpublic Personal Information to those Employees, Representatives, Agents, or Selected Third Parties who provide products or services to you and who have been trained to handle Nonpublic Personal Information as described in this Notice.

  . We have policies and procedures that direct our Employees, Representatives, Agents and Selected Third Parties acting for us, on how to protect and use Nonpublic Personal Information.

  . We have physical, electronic, and procedural safeguards in place that were designed to protect Nonpublic Personal Information.

  . We do not share Nonpublic Personal Information about you except as allowed by law.

  . We may disclose all types of Nonpublic Personal Information that we collect, including information regarding your transactions or experiences with us, when needed, to:

     (i) Affiliated AIG American General companies, including the American International Group Inc. family of companies, and Employees, Representatives, Agents, and Selected Third Parties as permitted by law; or

     (ii) other organizations with which we have joint marketing agreements as permitted by law.

  . The types of companies and persons to whom we may disclose Nonpublic Personal Information as permitted by law include: banks; attorneys; trustees; third-party administrators; insurance agents; insurance companies; insurance support organizations; credit reporting agencies; registered broker-dealers; auditors; regulators; and reinsurers.

  . We do not share your Nonpublic Personal Health Information unless authorized by you or allowed by law.

  . Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG American General.

  .  You will be notified if our privacy policy changes.

  .  Our privacy policy applies to current and former customers.

THIS PRIVACY NOTICE IS GIVEN TO YOU FOR YOUR INFORMATION ONLY. YOU DO NOT NEED TO CALL OR TAKE ANY ACTION.

CALIFORNIA, NEW MEXICO AND VERMONT RESIDENTS ONLY: Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure. Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.

--------------------------------------------------------------------------------

This Privacy Notice is provided on behalf of the following companies:

AGC Life Insurance Company, AIG Life Insurance Company of Puerto Rico, AIG Life Insurance Company, AIG Life of Bermuda, Ltd., American General Assurance Company, American General Equity Services Corporation, American General Indemnity Company, American General Life and Accident Insurance Company, American General Life Insurance Company, American General Property Insurance Company of Florida, American General Property Insurance Company, American General Securities Incorporated, American International Life Assurance Company of New York, Delaware American Life Insurance Company, Pacific Union Assurance Company, The United States Life Insurance Company in the City of New York, USLIFE Credit Life Insurance Company of Arizona

AGLC0375-MLR REV0304                 (C) 2004 American International Group, Inc.
                                                            All rights reserved.

[LOGO] AIG AMERICAN GENERAL

For additional information about the Immediate Variable Annuity Contracts and the variable account, you may request a copy of the Statement of Additional Information (the "SAI"), dated November 1, 2004. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI if you write us at our Administrative Center, which is located at 600 King Street (DPEN), Wilmington, Delaware 19801, Attention:
Annuity Administration Department, or call us at 1-877-299-1724. You may also obtain the SAI from an insurance representative through which the Contracts may be purchased. Additional information about the Contracts, including personalized illustrations of death benefits, is available, without charge, upon request to the same address or phone number printed above.

Information about the variable account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the variable account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.

Contracts issued by:
AIG Life Insurance Company
A member company of American International Group, Inc.
One ALICO Plaza, 600 King Street, Wilmington, Delaware 19801

Immediate Variable Annuity
Contract Form Number 16IVIA0403

Distributed by American General Equity Services Corporation
Member NASD
A member company of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by AIG Life Insurance Company ("AIG Life") are solely its responsibility. AIG Life is responsible for its own financial condition and contractual obligations. AIG Life does not solicit business in the state of New York. The Contracts are not available in all states.

(C)2004 American International Group, Inc.                ICA File No. 811-05301
All rights reserved.

                           AIG LIFE INSURANCE COMPANY
                               VARIABLE ACCOUNT I

                       IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                           AIG LIFE INSURANCE COMPANY

                     GROUP ANNUITY ADMINISTRATION DEPARTMENT

                              600 KING STREET, DPEN
                              WILMINGTON, DE 19801

                            TELEPHONE: 1-877-299-1724

                       STATEMENT OF ADDITIONAL INFORMATION

                             DATED NOVEMBER 1, 2004

        This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for AIG Life Insurance Company Variable Account I (the "Separate Account" or "Variable Account I") dated November 1, 2004, describing the immediate variable annuity contract for individuals (the "Contract" or "Contracts"). The Contract prospectus sets forth information that a prospective investor should know before investing. For a copy of the Contract prospectus, and any prospectus supplements, contact AIG Life Insurance Company ("AIG Life") at the address or telephone number given above. Terms used in this SAI have the same meaning as are defined in the Contract prospectus.

                                TABLE OF CONTENTS

GENERAL INFORMATION............................................................3

   AIG Life....................................................................3
   Variable Account I..........................................................3

SERVICES.......................................................................3

DISTRIBUTION OF THE CONTRACTS..................................................4

CONTRACT PROVISIONS............................................................5

   Variable Annuity Income Payments............................................5
   Annuity Unit Value..........................................................5
   Net Investment Factor.......................................................5
   Misstatement of Age or Gender...............................................6
   Evidence of Survival........................................................6

ADDITIONAL INFORMATION ABOUT THE CONTRACTS.....................................6

      Gender Neutral Policies..................................................6
      Certain Arrangements.....................................................7
      Our General Account......................................................7

MATERIAL CONFLICTS.............................................................7

FINANCIAL STATEMENTS...........................................................7

   Separate Account Financial Statements.......................................8
   AIG Life Financial Statements...............................................8
   Index to Financial Statements...............................................8

                               GENERAL INFORMATION

AIG LIFE

        We are AIG Life Insurance Company ("AIG Life"). AIG Life is a stock life insurance company initially organized under the laws of Pennsylvania and reorganized under the laws of Delaware. We were incorporated in 1962. AIG Life is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AIG Life and its affiliates. The commitments under the Contracts are AIG Life's, and AIG has no legal obligation to back those commitments.

VARIABLE ACCOUNT I

        We hold the shares in the subaccounts of Variable Account I in which any of your single premium payment is invested. Variable Account I is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on June 5, 1986.

        For record keeping and financial reporting purposes, Variable Account I is divided into 135 separate subaccounts, 34 of which are available under the Contracts offered by the Contract prospectus as variable investment options. All of these 34 subaccounts and the remaining 101 subaccounts are offered under other AIG Life contracts. We hold the shares in which we invest your single premium payment for an investment option in the subaccount that corresponds to that investment option.

        The assets in Variable Account I are our property. The assets in the Separate Account may not be used to pay any liabilities of AIG Life other than those arising from the Contracts. AIG Life is obligated to pay all amounts under the Contracts due the Contract owners. We act as custodian for the Separate Account's assets.

                                    SERVICES

        AIG Life and AIG are parties to a service and expense agreement. Under the service and expense agreement, AIG provides services to AIG Life and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2003, 2002 and 2001, AIG Life paid AIG for these services $2,757,831, $3,487,314, and $4,052,698, respectively.

        In 2003, American General Life Companies, LLC ("AGLC") started paying for almost all of AIG Life's expenses and allocating these charges back to AIG Life. Previously, most of these expenses, such as payroll expenses, were paid by AIG Life directly. AIG Life, AGLC and AIG are parties to a services agreement. AIG Life and AGLC are both wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to AIG Life and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2003, AIG Life paid AGLC $21,696,058 for these services.

        We have not designed the Contracts for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no arrangements with any entity or individual permitting such transfers and receive no compensation for any such arrangement.

                          DISTRIBUTION OF THE CONTRACTS

        American General Equity Services Corporation ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and an affiliate of AIG Life, is the principal underwriter and distributor of the Contracts for the Separate Account under a Distribution Agreement between AGESC and AIG Life. AGESC also acts as principal underwriter for AIG Life's other separate accounts and for the separate accounts of certain AIG Life affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

        The Contracts are offered on a continuous basis.

        Under certain circumstances, the Contracts will be offered directly to participants and AIG Life may not pay any commission to entities that sell the Contracts. In such cases, payments may be made for services not directly related to the sale of the Contracts. Such services include establishment of administrative arrangements, recruitment and training of personnel, distribution and production of promotional literature, and similar services.

        Under other circumstances, the Contracts will be offered through individuals who will be licensed by State insurance authorities as agents of AIG Life. The individuals will also be registered representatives of (1) broker-dealer firms that are affiliated with AIG Life, or (2) other broker-dealer firms, which are not affiliated with AIG Life. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation.

        When AIG Life compensates broker-dealers that sell the Contracts, it pays according to one or more compensation schedules. Commissions are generally expected to be no greater than 6% of Premium Payments that Contract Owners make.

        AIG Life has also agreed to pay certain broker-dealers an additional promotional allowance. This promotional allowance compensates these certain broker-dealers for additional training and promotional expenses incurred in the promotion and sale of the Contracts. None of these distribution expenses results in any additional charges under the Contracts that are not described in the Contract prospectus.

                               CONTRACT PROVISIONS

VARIABLE ANNUITY INCOME PAYMENTS

        A variable annuity is an annuity whose payments are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable subaccounts. When you pay your single premium, we calculate the number of Annuity Units associated with each Variable Annuity Income payment determined by our currently used rate factor and the Annuity Unit Values.

ANNUITY UNIT VALUE

        The value of an Annuity Unit for each subaccount was arbitrarily set initially at $100 for the Contracts. This was done when the first underlying fund shares were purchased for the Contracts. The Annuity Unit Value at the end of any subsequent Valuation Period is determined by multiplying the subaccount's Annuity Unit Value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

        (a) is the net investment factor (described below) for the Valuation Period for which the Annuity Unit Value is being determined; and

        (b)     is the Assumed Investment Return for such Valuation Period.

        The Assumed Investment Return adjusts for the rate of return assumed in determining the first variable Income Payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the Assumed Investment Return rate.

NET INVESTMENT FACTOR

        The net investment factor is used to determine how investment results of a fund and Contract fees and charges affect the Annuity Unit value of the subaccount from one Valuation Period to the next. The net investment factor for each subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

        (a) is equal to:

                (i) the net asset value per share of the underlying fund held in the subaccount determined at the end of that Valuation Period, plus

                (ii) the per share amount of any dividend or capital gain distribution made by the underlying fund held in the subaccount if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

                (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the subaccount.

        (b) is equal to:

                (i) the net asset value per share of the underlying fund held in the subaccount determined as of the end of the prior Valuation Period, plus or minus

                (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

        (c) is equal to the mortality and expense risk charge rate for the Valuation Period.

        The net investment factor may be greater or less than the Assumed Investment Return. Therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

MISSTATEMENT OF AGE OR GENDER

        We will require proof of the age and gender of the Annuitant before making any annuity payment provided for by the Contract. If the age or gender of the Annuitant has been misstated, we will compute the amount payable based on the correct age and gender. If Income Payments have begun, any underpayment that may have been made will be paid in full with the next Income Payments, including interest at the annual rate of 3%. Any overpayments, including interest at the annual rate of 3% will be deducted from future annuity payments until we are repaid in full.

EVIDENCE OF SURVIVAL

        If a Contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

                   ADDITIONAL INFORMATION ABOUT THE CONTRACTS

        Gender Neutral Policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer Contracts for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we reserve the right to offer the Contracts on both a gender-neutral and a sex-distinct basis subject to state and other regulatory approval.

        Certain Arrangements. Most of the advisers or administrators of the funds make certain payments to us, on a quarterly basis, for certain administrative, Contract, and Contract owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the advisers or the administrators, and will not be paid by the funds, the options or Contract owners.

        Our General Account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Contract's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC have not reviewed the disclosures that are included in the Contract prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                               MATERIAL CONFLICTS

        We are required to track events to identify any material conflicts from using underlying funds for both variable life and variable annuity separate accounts. The boards of the funds, AIG Life, and other insurance companies participating in the funds have this same duty. There may be a material conflict if:

        .       state insurance law or federal income tax law changes;

        .       investment management of an underlying fund changes; or

        . voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

        If there is a material conflict, we have the duty to determine appropriate action, including removing the underlying funds involved from investment by our variable investment options. We may take other action to protect Contract owners. This could mean delays or interruptions of the variable operations.

        When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an underlying fund's adviser or its investment in the Contracts. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to Contract owners.

                              FINANCIAL STATEMENTS

        PricewaterhouseCoopers LLP ("PWC"), located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, is the independent auditor for AIG Life. AIG uses PWC as its corporate-wide auditing firm.

SEPARATE ACCOUNT FINANCIAL STATEMENTS

        We have not included any Separate Account financial statements in this SAI because as of the date of this SAI, none of the assets of the Separate Account were attributable to the Contracts.

AIG LIFE FINANCIAL STATEMENTS

        The balance sheets of AIG Life at December 31, 2003 and 2002 and the related statements of income, shareholders' equity, cash flows and comprehensive income for the three years ended December 31, 2003, appearing herein, have been audited by PWC, independent registered public accounting firm, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

INDEX TO FINANCIAL STATEMENTS

AIG Life 2003 Financial Statements                                         Page
                                                                          ------
Report of PricewaterhouseCoopers LLP, Independent Auditors
        (Superseded)*................................................     F - 2
Balance Sheets as of December 31, 2003 and 2002......................     F - 3
Statements of Income for the years ended December 31, 2003,
        2002 and 2001................................................     F - 5
Statements of Shareholders' Equity for the years ended December
        31, 2003, 2002 and 2001......................................     F - 6
Statements of Cash Flows for the years ended December 31,
        2003, 2002 and 2001..........................................     F - 7
Statements of Comprehensive Income for the years ended
        December 31, 2003, 2002 and 2001.............................     F - 8
Notes to Financial Statements........................................     F - 9
Report of PricewaterhouseCoopers LLP, Independent Registered Public
        Accounting Firm..............................................     F - 31

     *On May 14, 2004, the Securities and Exchange Commission granted approval of the proposed Auditing Standard No. 1, References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board, pursuant to Sections 101, 103 and 107 of the Sarbanes-Oxley Act of 2002. This Auditing Standard No. 1 requires registered public accounting firms to refer to the standards of the Public Company Accounting Oversight Board in their audit reports, rather than to U.S. generally accepted auditing standards.

     Accordingly, our auditors have provided an updated opinion, as required by Auditing Standard No. 1, which supersedes the opinion dated April 14, 2004 as included at F-2. Their updated opinion on these financial statements is included at F-31.

                           AIG LIFE INSURANCE COMPANY
                          (a wholly-owned subsidiary of
                       American International Group, Inc.)


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

[LOGO OF PRICEWATERHOUSECOOPERS LLP]

                                                      PricewaterhouseCoopers LLP
                                                      Suite 2900
                                                      1201 Louisiana
                                                      Houston, TX 77002-5678
                                                      Telephone (713) 356-4000

                         Report of Independent Auditors

To the Shareholders and Board of Directors
AIG Life Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income, shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of AIG Life Insurance Company (a wholly-owned subsidiary of American International Group, Inc.) at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" in 2001. Also as discussed in Note 2 to the financial statements, the Company adopted EITF No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in 2001.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------

April 14, 2004

                           AIG LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (in thousands)

                                                                           December 31,          December 31,
                                                                              2003                   2002
                                                                           ------------          ------------
Assets
------

Investments:
Fixed maturities:
    Bonds available for sale, at market value                              $  9,834,315          $  9,650,602
    (cost: 2003 - $9,209,635; 2002 - $9,328,495)
Equity securities at market value                                                 3,885                32,706
    (cost: 2003 - $3,175; 2002 - $30,409)
Mortgage loans on real estate, net of allowance                                 456,767               347,373
    (2003 - $14,000; 2002 - $14,000)
Policy loans                                                                    261,908               344,054
Other long-term investments                                                      84,338               102,958
Derivative assets, at market                                                     36,495                15,009
Short-term investments, at cost (approximates market value)                      20,405                44,788
                                                                           ------------          ------------

   Total investments                                                         10,698,113            10,537,490

Cash                                                                                  -                     -
Investment income due and accrued                                               147,468               157,796
Reinsurance assets                                                               83,879                78,925
Deferred policy acquisition costs                                               307,175               386,258
Premium and insurance balances receivable                                        28,632                25,941
Amounts due from related parties                                                 91,192                84,527
Other assets                                                                      6,692                 1,946
Assets held in separate accounts                                              3,209,288             2,869,349
                                                                           ------------          ------------

                                    Total assets                           $ 14,572,439          $ 14,142,232
                                                                           ============          ============

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                           December 31,             December 31,
                                                                              2003                     2002
                                                                           ------------            -------------
Liabilities
-----------

  Policyholders' contract deposits                                         $  7,310,004            $  7,612,653
  Future policy benefits for life and accident
   and health insurance contracts                                             2,319,463               2,333,786
  Reserve for unearned premiums                                                  23,372                  26,262
  Policy and contract claims                                                     60,304                  68,355
  Amounts due to related parties                                                 19,564                       -
  Income taxes payable                                                          207,963                  87,295
  Derivative liabilities, at market                                              45,935                  50,606
  Other liabilities                                                              53,563                 128,759
  Liabilities related to separate accounts                                    3,209,288               2,869,349
                                                                           ------------            ------------

                                    Total liabilities                        13,249,456              13,177,065
                                                                           ------------            ------------

Shareholders' Equity
--------------------

  Series A preferred stock, $100,000 par value;
    2,500 shares authorized, issued and outstanding                             250,000                 250,000
  Common stock, $5 par value; 1,000,000 shares
     authorized; 976,703 shares issued and outstanding                            4,884                   4,884
  Additional paid-in capital                                                    302,283                 212,283
  Accumulated other comprehensive income                                        312,966                 145,424
  Retained earnings                                                             452,850                 352,576
                                                                           ------------            ------------

                                    Total shareholders' equity                1,322,983                 965,167
                                                                           ------------            ------------

Total liabilities and shareholders' equity                                 $ 14,572,439            $ 14,142,232
                                                                           ============            ============

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (in thousands)

                                                                  Years ended December 31,
                                                          --------------------------------------
                                                             2003         2002           2001
                                                          ----------   ----------    -----------
Revenues:
  Premiums and other considerations                       $  221,443   $  280,098    $ 1,016,010
  Net investment income                                      709,945      725,475        630,693
  Realized capital gains (losses)                             22,817     (151,424)        25,825
                                                          ----------   ----------    ----------

                   Total revenues                            954,205      854,149      1,672,528
                                                          ----------   ----------    -----------

Benefits and expenses:
  Death and other benefits                                   279,112      306,543        430,120
  Increase in future policy benefits
   and policyholders' contract deposits                      348,540      415,721        805,223
  Insurance acquisition and other operating expenses         156,346      155,383        331,544
                                                          ----------   ----------    -----------

                   Total benefits and expenses               783,998      877,647      1,566,887
                                                          ----------   ----------    -----------

Income (loss) before income taxes                            170,207      (23,498)       105,641
                                                          ----------   ----------    -----------

Income taxes:
  Current                                                     29,187       20,558         11,536
  Deferred                                                    29,146      (30,532)        23,611
                                                          ----------   ----------    -----------

      Total income tax expense (benefit)                      58,333       (9,974)        35,147
                                                          ----------   ----------    -----------

Net income (loss) before cumulative effect
 of accounting changes                                       111,874      (13,524)        70,494
Cumulative effect of accounting changes, net of tax                -            -        (26,276)
                                                          ----------   ----------    -----------


Net income (loss)                                         $  111,874   $  (13,524)   $    44,218
                                                          ==========   ==========    ===========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                                Years ended December 31,
                                                       ----------------------------------------
                                                           2003           2002          2001
                                                       ------------    ----------    ----------
Preferred stock
---------------

Balance at beginning of year                           $    250,000    $  250,000    $        -
Preferred stock issued                                            -             -       250,000
                                                       ------------    ----------    ----------
Balance at end of year                                      250,000       250,000       250,000
                                                       ------------    ----------    ----------

Common stock
------------

Balance at beginning and end of year                          4,884         4,884         4,884
                                                       ------------    ----------    ----------

Additional paid-in capital
--------------------------

Balance at beginning of year                                212,283       153,283       153,283
Capital contributions from parent                            90,000        59,000             -
                                                       ------------    ----------    ----------
Balance at end of year                                      302,283       212,283       153,283
                                                       ------------    ----------    ----------

Accumulated other comprehensive income
--------------------------------------

 Balance at beginning of year                               145,424        11,279       (28,276)
 Change in net unrealized appreciation of
  investments - net of reclassifications                    259,290       254,988        71,166
    Deferred income tax expense on changes                  (89,629)      (92,098)      (24,908)
 Change in net derivative losses arising from
  cash flow hedging activities                               (3,261)      (44,223)       (8,512)
    Deferred income tax benefit on changes                    1,142        15,478         2,979
 Cumulative effect - derivatives                                  -             -        (1,170)
                                                       ------------    ----------    ----------
 Balance at end of year                                     312,966       145,424        11,279
                                                       ------------    ----------    ----------

Retained earnings
-----------------

Balance at beginning of year                                352,576       379,034       334,816
Net income (loss)                                           111,874       (13,524)       44,218
Dividends to shareholders                                   (11,600)      (12,934)            -
                                                       ------------    ----------    ----------
  Balance at end of year                                    452,850       352,576       379,034
                                                       ------------    ----------    ----------

               Total shareholders' equity              $  1,322,983    $  965,167    $  798,480
                                                       ============    ==========    ==========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                    Years ended December 31,
                                                             -----------------------------------------
                                                                2003            2002           2001
                                                             -----------    -----------    -----------
Cash flows from operating activities:
 Net income (loss)                                           $   111,874    $   (13,524)   $    44,218

 Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
    Change in insurance reserves                                 (25,264)       (66,703)      1,103,914
    Change in accounting principles                                   --             --         40,424
    Change in premiums and insurance balances
       receivable and payable - net                               (6,105)        22,664          4,065
    Change in reinsurance assets                                  (4,954)        36,116        (38,119)
    Change in other policyholders' funds                          70,645        362,844      1,327,873
    Change in deferred policy acquisition costs                   37,377         29,499       (245,283)
    Change in investment income due and accrued                   10,328         (3,081)       (37,372)
    Realized capital (gains) losses                              (22,817)       151,424        (25,825)
    Change in income taxes - net                                  32,179        (56,917)        28,038
    Change in reserves for commissions, expenses and taxes         9,163        (61,038)        35,649
    Amortization of premiums and discounts on securities          (8,669)        (9,661)       (10,472)
    Change in other assets and liabilities - net                 (46,146)        25,293        (69,250)
                                                             -----------    -----------    -----------
  Net cash provided by operating activities                      157,611        416,916      2,157,860

Cash flows from investing activities:
    Sale of fixed maturities                                   4,188,555      3,307,316      2,938,883
    Cost of fixed maturities, matured or redeemed                493,880        667,900        243,306
    Sale of equity securities                                     33,802         11,789         13,168
    Sale of real estate                                               --         11,424         16,282
    Purchase of fixed maturities                              (4,551,183)    (4,678,000)    (5,875,332)
    Purchase of equity securities                                 (4,763)           (68)        (9,987)
    Purchase of real estate                                       (4,231)            --        (11,424)
    Mortgage loans funded                                       (142,539)       (49,439)       (50,702)
    Repayments of mortgage loans                                  32,694         54,016         61,066
    Change in policy loans                                        82,146        (16,431)       274,578
    Change in short-term investments                              24,382        133,530        (16,036)
    Change in other long-term investments                         19,435         11,790         (2,114)
    Other - net                                                   (3,895)       (58,536)        (5,092)
                                                             -----------    -----------    -----------
  Net cash provided by (used in) investing activities            168,283       (604,709)    (2,423,404)
                                                             -----------    -----------    -----------

Cash flows from financing activities:
    Net policyholder account deposits/withdrawals               (373,294)       200,066         11,208
    Capital contribution                                          59,000             --             --
    Preferred stock issued                                            --             --        250,000
    Dividends to shareholders                                    (11,600)       (12,934)            --
                                                             -----------    -----------    -----------
  Net cash provided by (used in) financing activities           (325,894)       187,132        261,208
                                                             -----------    -----------    -----------

Change in cash                                                        --           (661)        (4,336)
Cash at beginning of period                                           --            661          4,997
                                                             -----------    -----------    -----------
Cash at end of period                                        $        --    $        --    $       661
                                                             ===========    ===========    ===========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                          Years ended December 31,
                                                    -----------------------------------
                                                      2003          2002        2001
                                                    ---------    ---------    ---------
Comprehensive income
--------------------

Net income (loss)                                   $ 111,874    $ (13,524)   $  44,218
                                                    ---------    ---------    ---------

Other comprehensive income
--------------------------

Change in net unrealized appreciation of
  investments - net of reclassifications              259,290      254,988       71,166
    Deferred income tax expense
      on changes                                      (89,629)     (92,098)     (24,908)
Change in net derivative losses arising from cash
  flow hedging activities                              (3,261)     (44,223)      (8,512)
    Deferred income tax benefit
      on changes                                        1,142       15,478        2,979
Cumulative effect - derivatives                            --           --       (1,170)
                                                    ---------    ---------    ---------

Other comprehensive income                            167,542      134,145       39,555
                                                    ---------    ---------    ---------

Comprehensive income                                $ 279,416    $ 120,621    $  83,773
                                                    =========    =========    =========

                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1.  Nature of Business

    AIG Life Insurance Company (the "Company") is part of the Life Insurance Division (the "Life Division") of American International Group, Inc. ("AIG"), its ultimate parent. The Company, domiciled in Delaware, has been doing business since 1962 as a provider of individual and group life insurance, fixed, variable and terminal funding annuities, and structured settlement contracts. The Company is currently licensed to write and reinsure life, annuity and accident and health business in the District of Columbia, Puerto Rico and all states except New York where it is only authorized as a reinsurer.

2.  Summary of Significant Accounting Policies

    (a) Basis of Presentation: The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions are particularly significant with respect to investments, deferred policy acquisition costs and future policy benefits. Actual results could differ from those estimates.

    (b) Statutory Accounting: The Company is required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company did not have a material effect on statutory capital and surplus at December 31, 2003. Statutory net income and capital and surplus of the Company are as follows (in thousands):

                                                          2003       2002
                                                        --------   --------
        Statutory net income (loss)                     $ 82,085   $(80,001)
        Statutory capital and surplus                   $629,521   $433,998

        The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on management's best estimates of mortality, interest and withdrawals generally representing the Company's experience, which may differ from those based on statutorily required mortality and interest assumptions without consideration of withdrawals; (c) certain assets (principally furniture and equipment, agents' debit balances, computer software and certain other receivables) are reported as assets rather than being charged to retained earnings; (d) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; (e) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an asset valuation reserve ("AVR") and an interest maintenance reserve ("IMR"). The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments and mortgages and market risk for common stocks, real estate and other invested assets. The IMR is composed of related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

    (c) Insurance and Investment Contracts: The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include limited payment, endowment, guaranteed renewable term life, universal life and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

    (d) Investments: Fixed maturities available for sale, where the Company may not have the ability or positive intent to hold these securities until maturity, are carried at current market value. Interest income with respect to fixed maturity securities is accrued currently. Included in fixed maturities available for sale are collateralized mortgage obligations ("CMOs"). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives. Common and non-redeemable preferred stocks are carried at current market value. Dividend income is generally recognized when receivable. Short-term investments consist of interest bearing cash accounts and money market instruments, and are carried at cost, which approximates market.

        Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected as a separate component of comprehensive income, net of related deferred acquisition cost amortization and deferred income taxes in shareholders' equity.

        Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income as a realized loss for the difference between cost or amortized cost and estimated net fair value.

        The Company reviews its investments for possible impairment based on criteria including economic conditions, market prices, past experience and other issuer-specific developments among other factors. If there is a decline in a security's net realizable value, a determination is made as to whether that decline is temporary or other-than temporary. If it is believed that a decline in the value of a particular investment is temporary, the decline is recorded as unrealized loss in accumulated other comprehensive income. If it is believed that the decline is other-than temporary, the Company writes down the carrying value of the investment and records a realized loss in the statement of income.

        In January 2001, the Emerging Issues Task Force ("EITF") issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e. collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, the Company recorded in its income statement for 2001 a cumulative effect of an accounting change adjustment loss of $26.3 million, net of tax.

        Mortgage loans on real estate are carried at the unpaid principal balance less unamortized loan origination fees and costs and net of an allowance for uncollectible loans. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review. Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

        Policy loans are carried at the aggregate unpaid principal balance. There is no allowance for policy loans, as these loans serve to reduce the death benefits paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

        Other long-term investments consist primarily of limited partnerships and other investments not classified elsewhere herein. Partnerships in which the Company holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of other comprehensive income. Partnerships in which the Company holds a five percent or more interest are also carried at fair value and the change in fair value is recorded in net realized investment gains (losses), consistent with the equity method of accounting.

        Securities held under collateral agreements consists primarily of invested collateral with respect to the Company's securities lending program. The Company has entered into a securities lending agreement with an affiliated lending agent, which authorizes the agent to lend securities held in the Company's portfolio to a list of authorized borrowers. The Company receives primarily cash collateral in an amount in excess of the market value of securities loaned. The affiliated lending agent monitors the daily market value of securities loaned with respect to the collateral value and obtains additional collateral when necessary to ensure that collateral is maintained at a minimum of 102% of the value of the loaned securities. Such collateral is not available for the general use of the Company. Income earned on the collateral, net of interest paid on the securities lending agreements and the related management fees paid to administer the program, is recorded as investment income in the statements of income and comprehensive income.

        Throughout the year, the Company enters into dollar roll repurchase agreements, which involve the sale (delivery) of mortgage-backed securities ("MBS") and the repurchase of substantially the same pool of securities at a specific price in the future. Such transactions typically involve highly rated government agency securities and are short-term in nature, typically with a period of 30 days. The dollar roll agreements are utilized by the Company as a financing strategy to enhance the return on its MBS portfolio. At December 31, 2003 and 2002, the Company had no dollar roll agreements outstanding.

        Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

        Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

    (e) Deferred Acquisition Costs ("DAC"): DAC consists of commissions and other costs that vary with and are primarily related to the production or acquisition of new business. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs related to universal life and investment-type products (non-traditional products) are deferred and amortized, with interest, in relation to the incidence of estimated gross profits ("EGPs") to be realized over the estimated lives of the contracts. EGPs are composed of net investment income, net realized investment gains and losses, mortality and expense margins and surrender charges. The Company adjusts DAC amortization for non-traditional products

        (a "DAC unlocking") when estimates of current or future gross profits are revised. The DAC asset is reviewed at least annually for recoverability based on the profitability (both current and projected future) of the underlying contracts. Any amounts deemed unrecoverable are charged to expense.

        With respect to the Company's variable life and annuity contracts, the assumption for the long-term annual net growth of the separate and variable account assets used by the Company in the determination of DAC amortization is approximately 10% (the "long-term growth rate assumption"). The Company uses a "reversion to the mean" methodology which allows the Company to maintain this 10% long-term growth rate assumption, while also giving consideration to the effect of short-term swings in the equity markets. For example, if performance were 15% during the first year following the introduction of a product, the DAC model would assume that market returns for the following five years (the "short-term growth rate assumption") would approximate 9%, resulting in an average annual growth rate of 10% during the life of the product. Similarly, following periods of below 10% performance, the model will assume a short-term growth rate higher than 10%. A DAC unlocking will occur if management considers the short-term growth rate (i.e., the growth rate required to revert to the mean 10% growth rate over a five-year period) to be unreasonable. The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary among companies.

        DAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment, net of deferred taxes, is included in unrealized investment gains (losses) in accumulated other comprehensive income within shareholders' equity.

    (f) Income Taxes: The Company joins in a consolidated federal income tax return with the Parent and its domestic subsidiaries. The Company and the Parent have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate return. Additionally, the Parent agrees to reimburse the Company for any tax benefits arising out of its net losses within ninety days after the filing of that consolidated tax return for the year in which these losses are utilized. Deferred federal income taxes are provided for temporary differences related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

        A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

    (g) Premium Recognition and Related Benefits and Expenses: Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in premiums and other considerations. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

        Premiums for traditional life insurance products are recognized when due. A liability for future policy benefits is recorded using the net level premium method.

        For limited payment contracts, primarily the Company's life contingent annuities and terminal funding contracts, net premiums are recorded as revenue when due and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to the amount of expected future benefit payments. Reserves for these contracts are based on estimates of the cost of future policy benefits.

        Premiums on accident and health premiums are reported as earned over the contract term. The portion of accident and health premiums, which is not earned at the end of a reporting period, is recorded as reserves for unearned premiums.

    (h) Policy and Contract Claims: Policy and contract claims include amounts representing: (1) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims, and, (2) an estimate, based upon prior experience, for accident and health claims reported and for incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in income currently.

    (i) Separate and Variable Accounts: Separate and variable accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk, except to the extent of minimum guarantees made by the Company with respect to certain amounts. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company. Investment income, realized investment gains (losses) and policyholder account deposits and withdrawals related to separate accounts are excluded from the statements of income, comprehensive income and cash flows. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in premiums and other considerations in the statements of income.

    (j) Guaranteed Minimum Death Benefits: A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of (1) the contractholder's account value, or (2) a guaranteed minimum death benefit (the "GMDB") that varies by product. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contractholder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The Company limits this risk through the use of reinsurance arrangements. The Company reports GMDB-related charges in the period incurred, and therefore does not record a liability for future benefits. GMDB-related variable annuity contractholder benefits were $8,770,000, $4,383,759, and $2,313,076 for the years ended December 31, 2003, 2002, and 2001, respectively.

    (k) Reinsurance: The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability, as the Company remains primarily liable to the policyholder.

        Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of the Company's reinsurance arrangements for ceded unearned premiums, future policy benefits for life and accident and health insurance contracts, policyholder contract deposits and policy and contract claims.

    (l) Derivatives: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). In June 2000, FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities-an amendment of SFAS Statement No. 133" ("FAS 138").

        Together, these Statements require the Company to recognize all derivatives in the balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction.

        On the date the derivative contract is entered into, the Company designates the derivative as a fair value hedge or cash flow hedge. It is a fair value hedge if it hedges subsequent changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge). It is a cash flow hedge if it hedges a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a fair value hedge is recorded in current period earnings, along with the loss or gains on the hedged item attributed to the hedged risk. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a cash flow hedge, is recorded in other comprehensive income until earnings are affected by the variability of cash flows.

        The Company documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

        During 2003, there were no hedges that were discontinued or otherwise no longer qualify as hedges under FAS 133 and FAS 138. With respect to fair value hedges, hedge ineffectiveness was insignificant during 2003.

    (m) Reclassifications: Certain prior period items have been reclassified to conform to the current period presentation. Such reclassifications had no effect on shareholders' equity, net income (loss) or cash flows.

    (n) Accounting Standards: In June 2001, FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"). As of January 1, 2002, the Company adopted FAS 142. FAS 142 requires the Company to discontinue the amortization of goodwill in its statements of income. FAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

     The assessment of impairment involves a two-step process prescribed in FAS 142, whereby an initial assessment form potential impairment is performed, followed by a measurement of the amount of impairment, if any. FAS 142 also requires the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of change in accounting principles. The impact of the adoption of FAS 142 had no affect on the Company's results of operations or financial condition.

     In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN45"). FIN45 requires that, for guarantees within its scope that are issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be established and recognized through earnings. The adoption of FIN 45 did not have a material impact on the Company's results of operations or financial condition.

     In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN46"). FIN46 changes the method of determining whether certain entities should be consolidated in the Company's financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity ("VIE") if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both. All other entities, not considered VIEs, are evaluated for consolidation under existing guidance. In December 2003, the FASB issued a revision to Interpretation No. 46 ("FIN46R").

     The provisions of FIN46R are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which the Company obtains an interest after that date. For VIEs in which the Company holds a variable interest that is acquired before February 1, 2003, FIN46R was applied as of December 31, 2003. For any VIEs that must be consolidated under FIN46R that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

     The adoption of FIN46R did not have a significant impact on the Company's results of operations or financial condition.

     The following VIE activities are not consolidated by the Company under FIN46R:

     (i) The Company uses VIEs primarily in connection with certain guaranteed investment contract programs (GIC Programs). In the GIC Programs, the Company provides guaranteed investment contracts to VIEs which are not controlled by the Company, and in which the Company does not have a direct variable interest, as defined under FIN46R, in the entity. The VIE issues notes or bonds which are sold to third party institutional investors. The Company has no obligation to the investors in the notes or bonds. The proceeds from the securities issued by the VIE are invested by the VIE in the GICs. The Company uses their proceeds to invest in a diversified portfolio of securities, primarily investment grade bonds. Both the assets and the liabilities of the Company arising from these GIC Programs are presented in the Company's balance sheet.

     (ii) The Company manages collateralized bond and loan obligation trusts (collectively, collateralized debt obligation trust or CDO trust). As asset manager, the Company receives fees for management of the assets held in the CDO trust, which support the issuance of securities sold by the CDO trust. The Company may take minority equity and/or fixed-income security interest in the CDO trust. The Company has entered into such arrangements to expand its asset management activities. Third-party investors have recourse only to the CDO trust, and have no recourse to the Company. The Company does not consolidate these CDO trusts, pursuant to FIN46R.

     (iii) The Company also invests in assets of VIEs. These VIEs are established by unrelated third parties. Investments include collateralized mortgage backed securities and similar securities backed by pools of mortgages, consumer receivables or other assets. The investment in these VIEs allows the Company to purchase assets permitted by insurance regulations while maximizing their return on these assets. These VIEs are not consolidated by the Company pursuant to FIN46R.

     In April 2003, the Derivatives Implementation Group of the FASB cleared issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments" ("DIG B36"). DIG B36 was effective for the Company beginning October 1, 2003. DIG B36 concludes that certain reinsurance arrangements and debt instruments contain embedded derivatives requiring bifurcation due to the incorporation of credit risk exposures that are not clearly and closely related to the creditworthiness of the obligor. The application of the provisions of DIG B36 did not have a material effect on the Company's results of operations or its financial position.

     In July 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). This statement is effective as of January 1, 2004. Under SOP 03-1, variable annuity assets held in separate accounts will continue to be measured at fair value and reported in summary total on the Company's financial statements, with an equivalent summary total reported for related liabilities, if the separate account arrangement meets certain specified conditions. Assets underlying the Company's interest in a separate account (separate account seed money) do not qualify for separate account accounting and reporting. The Company will be required to "look through" the separate account for the purposes of accounting for its interest therein, and account for and classify separate account seed money based on its nature as if the assets of the separate account underlying the Company's interest were held directly by the general account rather than through the separate account structure. The adoption of SOP 03-1 will not have a material impact on the Company's separate accounts or separate account seed money.

     In addition, SOP 03-1 will require the Company to recognize a liability for guaranteed minimum death benefits and modify certain disclosures and financial statement presentations for these benefits. Management currently expects the one-time cumulative accounting change upon adoption to approximate $7 million after taxes, to be recorded in the first quarter of 2004.

3.   Investment Information

(a) Net Investment Income: An analysis of net investment income is as follows (in thousands):

                                                                     Years ended December 31,
                                                               ------------------------------------
                                                                  2003        2002          2001
                                                               ---------    --------      ---------
        Fixed maturities                                       $ 648,416    $ 655,148     $ 548,437
        Equity securities                                          1,446        2,722         3,580
        Mortgage loans                                            31,785       28,360        30,075
        Real estate                                                    -            -           937
        Policy loans                                              27,167       24,836        33,722
        Cash and short-term investments                              520        1,702         6,779
        Other long-term investments                                6,950       15,224        14,029
                                                               ---------    ---------     ---------
                  Total investment income                        716,284      727,992       637,559
        Investment expenses                                        6,339        2,517         6,866
                                                               ---------    ---------     ---------

                  Net investment income                        $ 709,945    $ 725,475     $ 630,693
                                                               =========    =========     ========

(b) Investment Gains and Losses: The net realized capital gains (losses) and change in unrealized appreciation (depreciation) of investments for 2003, 2002 and 2001 are summarized below (in thousands):

                                                                 Years ended December 31,
                                                            ---------------------------------
                                                              2003        2002         2001
                                                            --------    --------     --------
     Realized gains (losses) on investments:
     Fixed maturities                                       $ 25,952    $ (93,183)   $ (8,269)
     Equity securities                                         1,804       (7,304)      2,605
     Real estate                                                   -            -       5,292
     Mortgage loans                                             (448)           -           -
     Other long-term investments                              (4,491)     (50,937)     26,197
                                                            --------    ---------    --------
     Realized gains (losses)                                $ 22,817    $(151,424)   $ 25,825
                                                            ========    =========    ========

     Change in unrealized appreciation (depreciation)
        of investments:
     Fixed maturities                                       $302,573    $ 288,718    $147,596
     Equity securities                                        (1,587)       7,976      (7,014)
     Other long-term investments                                   -            -     (69,416)
     Deferred policy acquisition costs                       (41,696)     (41,706)          -
     Derivative asset                                         (3,261)     (44,223)     (8,512)
                                                            --------    ----------   --------
     Change in unrealized appreciation
        (depreciation) of investments                       $256,029    $ 210,765    $ 62,654
                                                            ========    =========    ========

     During 2003, 2002 and 2001, gross gains of $122,172,000, $101,318,000 and
     $92,757,000, respectively, and gross losses of $96,220,000, $194,501,000 and $101,026,000, respectively, were realized on dispositions of fixed maturity investments. The 2003, 2002 and 2001 losses include writedowns of $46,860,000, $78,430,000 and $12,000,000, respectively, for certain securities available for sale, which experienced a decline in value that was deemed other than temporary. The determination that a security has incurred an other than temporary decline in value and the amount of any loss recognition requires the judgement of the Company's management and a continual review of its investments.

     During 2003, 2002 and 2001, gross gains of $1,873,000, $465,000 and
     $2,605,000, respectively, and gross losses of $69,000, $7,769,000 and $0, respectively, were realized on dispositions of equity securities.

The following table summarizes the gross unrealized losses and cost on investment securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003 (in thousands).

                                Less than 12 months       12 Months or more          Total
                                -------------------       -----------------      ------------
                                         Unrealized              Unrealized             Unrealized
     December 31, 2003           Cost(a)   Losses         Cost(a)   Losses       Cost(a)  Losses
     --------------------------------------------------------------------------------------------
     Fixed maturities (b)          -         -            $1,207,430  $69,475 $1,207,430  $69,475

(a)  For bonds, represents amortized cost
(b)  Primarily relates to the All other corporate category

(c)  Market Value of Fixed Maturities and Unrealized Appreciation of
     Investments: The amortized cost and estimated market values of investments in fixed maturities at December 31, 2003 and 2002 are as follows (in thousands):

                                                                        Gross            Gross        Estimated
     2003                                           Amortized        Unrealized        Unrealized       Market
     ----                                              Cost             Gains            Losses         Value
                                                   ------------     -------------    -------------  -------------
     Fixed maturities:
       U.S. Government and government
           agencies and authorities                $   60,499       $   15,079        $     43      $    75,535
       Foreign Governments                             77,051            5,100             397           81,754
       States, municipalities and
           political subdivisions                      30,837            4,051             153           34,735
       Mortgage-backed securities                     123,446            4,479           1,587          126,338
       All other corporate                          8,917,802          665,446          67,295        9,515,953
                                                   ----------       ----------        --------      -----------
     Total fixed maturities                        $9,209,635       $  694,155        $ 69,475      $ 9,834,315
                                                   ==========       ==========        ========      ===========
     Equity securities                             $    3,175       $      710        $      -      $     3,885
                                                   ==========       ==========        ========      ===========

(c) Market Value of Fixed Maturities and Unrealized Appreciation of Investments -(continued):

                                                                      Gross          Gross      Estimated
                                                     Amortized      Unrealized    Unrealized      Market
        2002                                           Cost           Gains         Losses        Value
        ----                                       -----------     -----------   -----------   ----------

        Fixed maturities:
          U.S. Government and government
              agencies and authorities             $    98,306     $    15,175   $        18   $   113,463
          Foreign Governments                           16,004             713             3        16,714
          States, municipalities and
              political subdivisions                    66,092          10,887             -        76,979
          Mortgage-backed securities                 1,024,518          73,394         1,121     1,096,791
          All other corporate                        8,123,575         507,035       283,955     8,346,655
                                                   -----------     -----------   -----------   -----------
        Total fixed maturities                     $ 9,328,495     $   607,204   $   285,097   $ 9,650,602
                                                   ===========     ===========   ===========   ===========
        Equity securities                          $    30,409     $     2,348   $        51   $    32,706
                                                   ===========     ===========   ===========   ===========

    The amortized cost and estimated market value of fixed maturities, available for sale at December 31, 2003, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                Estimated
                                                                                Amortized         Market
                                                                                  Cost            Value
                                                                              -----------      -----------
    Fixed maturity securities, excluding mortgage-backed securities:

        Due in one year or less                                               $   224,929      $   230,400
        Due after one year through five years                                   2,101,123        2,243,795
        Due after five years through ten years                                  2,294,612        2,464,104
        Due after ten years                                                     4,465,525        4,769,678
    Mortgage-backed securities                                                    123,446          126,338
                                                                              -----------      -----------
        Total fixed maturity securities                                       $ 9,209,635      $ 9,834,315
                                                                              ===========      ===========

(d) Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income at December 31 are as follows (in thousands):


                                                                      2003         2002         2001
                                                                   ----------   ---------   -----------
    Gross unrealized gains                                         $  694,865   $ 609,552   $   240,716
    Gross unrealized losses                                           (69,475)   (285,148)     (213,006)
    Deferred policy acquisition costs                                 (83,402)    (41,706)            -
    Deferred income tax expense                                      (191,405)   (101,776)       (9,678)
                                                                   ----------   ---------   -----------
    Net unrealized gains on securities                             $  350,583   $ 180,922   $    18,032
                                                                   ==========   =========   ===========

(e) CMOs: CMOs are primarily U.S. Government and Government agency backed and triple A-rated securities. CMOs are included in other corporate fixed maturities. The Company's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 2003 and 2002.

    At December 31, 2003, the gross weighted average coupon of this portfolio was 6.24.

    (f) Fixed Maturities Below Investment Grade: At December 31, 2003 and 2002, the fixed maturities held by the Company that were below investment grade had an aggregate amortized cost of $831,328,000 and $878,045,000, respectively, and an aggregate market value of $823,132,000 and $729,487,000, respectively.

    (g) Non-income Producing Assets: Non-income producing assets were insignificant.

    (h) Investments Greater than 10% of Equity: There were no individual investment securities in which the market value exceeded 10% of the Company's total shareholders' equity at December 31, 2003.

    (i) Statutory Deposits: Securities with a carrying value of $3,387,000 and $3,127,000 were deposited by the Company under requirements of regulatory authorities as of December 31, 2003 and 2002, respectively.

    (j) Mortgage Loans: At December 31, 2003, mortgage loans were collateralized by properties located in nine geographic areas, with loans totaling approximately 39% of the aggregate carrying value of the portfolio secured by properties located in the Mid-Atlantic region, 20% in the South Atlantic region and 14% in the Pacific region. No more than 3% of the portfolio was secured by properties in any other single geographic region.

         At December 31, 2003, the type of property collateralizing the mortgage loan portfolio was approximately 48% for office, 9% for retail, 20% for residential, 9% for industrial and 11% for manufactured housing.

4.  Deferred Policy Acquisition Costs

    The following reflects deferred policy acquisition costs (commissions, direct solicitation and other costs) which will be amortized against future income and the related current amortization charged to income, excluding certain amounts deferred and amortized in the same period (in thousands).

                                                                  Years ended December 31,
                                                             --------------------------------
                                                               2003       2002         2001
                                                             --------   --------     --------

      Balance at beginning of year                           $386,258   $457,694     $328,123
      Acquisition costs deferred                               53,661     51,983      167,004
      Amortization charged to income                          (91,048)   (76,703)     (37,433)
      Effect of net unrealized gains/(losses)                 (41,696)   (41,706)           -
      DAC transfer for terminated reinsurance                       -     (5,010)           -
                                                             --------   --------     --------
      Balance at end of year                                 $307,175   $386,258     $457,694
                                                             ========   ========     ========

    For the years ended December 31, 2003 and 2002, the Company recorded an adjustment to deferred policy acquisition costs with respect to non-traditional products as a result of changes in the net unrealized gains or losses on debt and equity securities available for sale. That is, as fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred policy acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity and equity securities available for sale that is recorded directly to other comprehensive income. Similar adjustments have not been recorded prior to 2002 as the comparable amounts were not material to the deferred policy acquisition costs balances or equity.

    During 2002, the Company terminated a YRT reinsurance treaty with an affiliate relating to certain assumed group accident and health business. The Company released deferred policy acquisition costs totaling $5.0 million recorded with respect to this treaty.

5.  Policyholder Contract Deposits and Future Policy Benefits

    (a) The analysis of the future policy benefits and policyholder contract deposits at December 31, 2003 and 2002 follows (in thousands):

                                                                2003               2002
                                                             ----------         ----------
        Policyholder contract deposits:
        Annuities                                            $3,831,436         $3,977,704
        Universal life                                          432,318            370,328
        Guaranteed investment contracts (GICs)                1,405,624          1,632,587
        Corporate owned life insurance                        1,606,894          1,607,257
        Other investment contracts                               33,732             24,777
                                                             ----------         ----------
                                                             $7,310,004         $7,612,653
                                                             ==========         ==========
                                                                2003               2002
                                                             ----------         ----------
        Future policy benefits:
        Ordinary life                                        $   68,919         $   70,289
        Group life                                               17,081             10,981
        Life contingent annuities                             1,013,088          1,028,891
        Terminal funding                                      1,112,932          1,136,492
        Accident and health                                     107,443             87,133
                                                             ----------         ----------
                                                             $2,319,463         $2,333,786
                                                             ==========         ==========

    (b) The liability for policyholder contract deposits has been established based on the following assumptions:

         (i) Interest rates credited on deferred annuities, which vary by territory and year of issuance, range from 3.0 percent to 6.8 percent. Current declared interest rates are generally guaranteed to remain in effect for a period of one year though some are guaranteed for longer periods. Withdrawal charges generally range from zero to 17.0 percent grading to zero over a period of zero to 20 years.

         (ii) Domestically, GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 4.21 percent to 7.8 percent and maturities range from 3 to 7 years. The vast majority of these GICs mature within 5 years.

         (iii) Interest rates on corporate-owned life insurance business are guaranteed at 4.0 percent and the weighted average rate credited in 2003 was 5.88 percent.

     (iv) The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 4.55 percent to 7.27 percent and guarantees ranging from 3.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 4.0 percent of the fund balance and grade to zero over a period not longer than 20 years.

   (c) The liability for future policy benefits has been established based upon the following assumptions:

     (i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to
          8.0 percent within the first 20 years. Interest rates on immediate/terminal funding annuities are at a maximum of 11.5 percent and grade to not less than 3.5 percent.

     (ii) Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate for individual life, including surrenders, approximated
          11.0 percent.

6. Income Taxes

   (a) Income tax liabilities were as follows (in thousands):

                                                        Years ended December 31,
                                                        ------------------------
                                                           2003          2002
                                                           ----          ----

       Current tax receivables                          $  (17,799)  $  (20,833)
       Deferred tax liabilities                            225,762      108,128
                                                        ----------   ----------
                 Income taxes payable                   $  207,963   $   87,295
                                                        ==========   ==========

       The components of deferred tax assets and liabilities were as follows (in thousands):

                                                        Years ended December 31,
                                                        ------------------------
                                                           2003          2002
                                                           ----          ----
       Deferred tax assets:
         Policy reserves                                $  (42,775)  $  (78,782)
         Basis differential of investments                 (20,937)     (22,196)
         Other                                                (121)      (8,767)
                                                        ----------   ----------
         Total deferred tax assets                         (63,833)    (109,745)
                                                        ----------   ----------


        Deferred tax liabilities:

          Deferred policy acquisition costs                107,511      135,062
          Net unrealized appreciation on debt and equity
               securities available for sale               171,177       82,688
          Other                                             10,907          123
                                                        ----------   ----------
          Total deferred tax liabilities                   289,595      217,873
                                                        ----------   ----------

       Net deferred tax liabilities                     $  225,762   $  108,128
                                                        ==========   ==========

   (b) Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". At December 31, 2003, the
       Company had
    approximately $2,204,000 of policyholders' surplus on which no payment of federal income taxes will be required unless it is distributed as a dividend or under other specified conditions. Barring the passage of unfavorable tax legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized in relation to the policyholders' surplus account. If the entire balance of the policyholders' surplus became taxable at the current federal income tax rates, the tax would be approximately $771,400.

(c) The provision for income taxes differs from the amount if income tax determined by applying the applicable U.S. statutory federal tax rate of 35% to pretax income as a result of the following differences (in thousands):

                                                           Years ended December 31,
                                                           ------------------------
                                                          2003         2002         2001
                                                     ---------    ---------    ---------
       Income tax at statutory percentage
         of GAAP pretax income                       $  59,572    $  (8,224)   $   37,514
       Dividends received deduction                          -         (630)            -
       Prior year tax true-up                             (759)      (1,125)            -
       Other                                              (480)           5        (2,367)
                                                     ---------    ---------    ----------

       Income tax expense (benefit)                  $  58,333    $  (9,974)   $   35,147
                                                     =========    =========    ==========

(d) The Internal Revenue Service (IRS) is currently examining the Parent's tax return for the tax years 1991 to 1999. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements.

    The Company has a written agreement with its parent under which each subsidiary agrees to pay the parent an amount equal to the consolidated federal income tax expense, multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. The parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

7. Commitments and Contingencies

   The Company is party to various lawsuits and proceedings arising in the ordinary course of business. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

   The Company had $25.8 million and $48.6 million of unfunded commitments for its investments in limited partnerships at December 31, 2003 and 2002, respectively.

8. Derivative Financial Instruments

   (a) Use of Derivative Financial Instruments: The Company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, and, at times, options to enter into interest rate swap agreements (call and put options). The Company is neither a dealer nor a trader in derivative financial instruments.Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge. For fair value hedges, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized in earnings. For both cash flow hedges and foreign currency hedges, to the extent the hedge is effective, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized as a component of other comprehensive income in shareholders' equity. Any ineffective portion of both cash flow hedges and foreign currency hedges are reported in net realized investment gains (losses).

   (b) Interest Rate and Currency Swap Agreements: Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases. Interest rate swaps in which the Company agrees to pay a fixed rate and receive a floating rate are accounted for as fair value hedges. Interest rate swaps in which the Company agrees to pay a floating rate and receive a fixed rate are accounted for as cash flow hedges.

       Currency swap agreements are used to convert cash flow from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates and to hedge against currency rate fluctuation on anticipated security purchases.

       The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

       The fair values of swap agreements are recognized in the balance sheets if the hedged investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security.

       For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

       Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

    Interest rate and currency swap agreements related to investment securities at December 31 were as follows (in millions):

      Liability swaps                                                            2003           2002
      ---------------                                                          --------       --------
      Interest rate swap agreements to receive float rate:
         Notional amount                                                       $ 606.9        $ 606.9
         Fair Value                                                                (37)           (50)

     Currency swap agreements (receive U.S. dollars/pay Koruna):
         Notional amount (in U.S. dollars)                                     $  52.4        $  52.4
          Fair Value                                                                (4)            13

     Currency swap agreements (receive U.S. dollars/pay Euro dollars):
          Notional amount (in U.S. dollars)                                    $  51.1        $  51.1
           Fair Value                                                               21              7

     Currency swap agreements (receive U.S. dollars/pay Japanese Yen):
          Notional amount (in U.S. dollars)                                    $  58.3        $  58.3
          Fair Value                                                                11              3

      Asset Swaps:
      -----------

      Currency swap agreements (receive U.S. dollars/pay Euro dollars):
           Notional amount (in U.S. dollars)                                   $  15.8              -
           Fair Value                                                               (4)             -

(c) Credit and Market Risk: Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's results of operations or financial position.

    The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

9.  Fair Value of Financial Instruments

(a) Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" ("FASB 107") requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. In the measurement of the fair value of certain of the financial instruments, where quoted market prices were not available, other valuation techniques were utilized. These fair value estimates are derived using internally developed valuation methodologies based on available and observable market information. FASB 107 excludes certain financial instruments, including those related to investment contracts.

    The fair value and carrying amounts of financial instruments are as follows (in thousands):

      2003                                            Fair         Carrying
      ----                                            Value         Amount
                                                   ----------     ----------
      Cash and short-term investments              $   20,405     $   20,405
      Fixed maturities                              9,834,315      9,834,315
      Equity securities                                 3,885          3,885
      Mortgage and policy loans                       758,274        718,675

      Investment contracts                          5,405,369      5,237,060

      Other long-term investments                      84,338         84,338
      Assets and liabilities related
            to separate accounts                    3,209,288      3,209,288

      Derivative assets                                36,495         36,495

      Derivative liabilities                           45,935         45,935

      2002                                            Fair         Carrying
      ----                                            Value         Amount
                                                   ----------     ----------
      Cash and short-term investments              $   44,788     $   44,788
      Fixed maturities                              9,650,602      9,650,602
      Equity securities                                32,706         32,706
      Mortgage and policy loans                       741,778        691,427

      Investment contracts                          5,856,152      5,610,291

      Other long-term investments                     102,958        102,958
      Assets and liabilities related
             to separate accounts                   2,869,349      2,869,349

      Derivative assets                                15,009         15,009

      Derivative liabilities                           50,606         50,606


 (b) The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments presented:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair values.

     Fixed maturity securities: Fair values for fixed maturity securities carried at market value are generally based upon quoted market prices. For certain fixed maturities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

     Equity securities: Fair values for equity securities were based upon quoted market prices.

     Mortgage loans on real estate and policy loans: Where practical, the fair values of loans on real estate were estimated using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. The fair value of the policy loans was not calculated, as the Company believes it would have to expend excessive costs for the benefits derived. Therefore, the fair value of policy loans was estimated at carrying value.

     Investment contracts: For guaranteed investment contracts, income annuities and other similar contracts without life contingencies, estimated fair values are derived using discounted cash flow calculations based upon interest rates currently being offered for similar contracts consistent with those remaining for the contracts being valued.

     Other long-term investments: Fair value of other invested assets is based upon the fair-value of the net assets of these investments as determined by the general partners.

     Assets and liabilities related to separate accounts: Separate and variable accounts are carried at the quoted market value of the underlying securities. The liabilities for these amounts are equal to the account assets.

     Derivatives: Fair values for derivative assets and liabilities were based upon quoted market prices.

10. Shareholders' Equity:

    (a) The Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock that may be issued in one or more series and with such stated value and terms as may be determined by the Board of Directors. There were 2,500 Series A preferred shares with a par value of $100,000 authorized, issued and outstanding at December 31, 2003 and 2002. The holder of Series A preferred stock is entitled to cumulative dividends at a rate which is recalculated on a quarterly basis. Common stock dividends may not be paid unless provision has been made for payment of Series A preferred dividends. The Series A preferred stock has no additional voting rights. The terms of the Series A preferred stock include the right of the Company to redeem all shares at par value any time at the option of the Company.

    (b) The maximum shareholder dividend, which can be paid without prior regulatory approval, is limited to an amount that is based on restrictions relating to statutory surplus. During 2003 and 2002, the Company paid dividends of $11,600,000 and $12,934,000, respectively, to its shareholders.

    (c) The Company recorded a capital contribution from its parent in the amount of $90 million during 2003. The contribution was received by the Company subsequent to December 31, 2003. The Company also recorded a capital contribution from its parent in the amount of $59 million during 2002 that was received during 2003.

11. Employee Benefits

    (a) Effective January 1, 2002, the Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. AIG's projected benefit obligations exceed the plan assets at December 31, 2003 by $478 million.

    (b) The Parent applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans. Employees of the Company participate in certain stock option and stock purchase plans of AIG. In general, under the stock option plan, officers and other key employees are granted options to purchase AIG's common stock at a price not less than fair market value at the date of grant. In general, the stock purchase plan provides for eligible employees to receive privileges to purchase AIG's common stock at a price equal to 85% of the fair market value on the date of grant of the purchase privilege. AIG has not recognized compensation costs for either plan. The effect of the compensation costs, as determined consistent with FAS 123 "Accounting for Stock-Based Compensation"("FAS 123"), was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of AIG and, therefore, are not presented herein. Disclosures required by FAS 123 are included in the Annual Report of AIG.

12. Leases

    (a) The Company occupies leased space in many locations under various long-term leases and has entered into various leases covering the long-term use of data processing equipment. At December 31, 2003, the future minimum lease payments under operating leases were as follows (in thousands):

                 Year                            Payments
                 ----                            --------
                 2004                            $  1,101
                 2005                                   2
                 2006 and later years                   -
                                                 --------

                 Total                           $  1,103
                                                 ========

         Rent expense approximated $1,824,000, $4,132,000, and $4,588,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

13. Reinsurance

    (a) The Company reinsures portions of its life and accident and health insurance risks with unaffiliated companies. Life insurance risks are reinsured primarily under coinsurance and yearly renewable term treaties. Accident and health insurance risks are reinsured primarily under coinsurance, excess of loss and quota share treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

         The Company also reinsures portions of its life and accident and health insurance risks with affiliated companies (see Note 14). The effect of all reinsurance contracts, including reinsurance assumed, is as follows (in thousands, except percentages):

                                                                                             Percentage
                                                                                             of Amount
       December 31, 2003                                                                      Assumed
       -----------------              Gross         Ceded         Assumed         Net          to Net
                                      -----         -----         -------         ---        ----------
       Life Insurance in Force     $41,971,038   $15,221,994    $  18,593    $ 26,767,637         0.07%
                                   ===========   ===========    ==========   ============

       Premiums and other
          considerations:
        Life                       $   152,345   $    25,119    $     104    $    127,330         0.08%
        Accident and Health            341,266       270,294      (33,385)         37,587       -88.82%
        Annuity                         62,945         6,422            -          56,523            -
                                   -----------   -----------    ----------   ------------

       Total Premiums              $   556,556   $   301,835    $ (33,281)   $    221,440          -15%
                                   ===========   ===========    ==========   ============

                                                                                             Percentage
                                                                                             of Amount
       December 31, 2002                                                                      Assumed
       -----------------              Gross         Ceded         Assumed         Net          to Net
                                      -----         -----         -------         ---        ----------
       Life Insurance in Force     $44,235,453   $11,531,806    $  32,236    $ 32,735,883          0.1%
                                   ===========   ===========    ==========   ============

       Premiums and other
          considerations:
        Life                       $   145,331   $    23,659    $       -    $    121,672            -
        Accident and Health            318,180       308,749       33,659          43,090         78.1%
        Annuity                        121,882         6,546            -         115,336            -
                                   -----------   -----------    ----------   ------------

       Total Premiums              $   585,393   $   338,954    $  33,659    $    280,098         12.0%
                                   ===========   ===========    ==========   ============

                                                                                             Percentage
                                                                                             of Amount
       December 31, 2002                                                                      Assumed
       -----------------              Gross         Ceded         Assumed         Net          to Net
                                      -----         -----         -------         ---        ----------
       Life Insurance in Force     $45,364,330   $ 9,537,790    $  39,963    $ 35,866,503          0.1%
                                   ===========   ===========    =========    ============

       Premiums and other
          considerations:
        Life                       $   144,436   $    19,800    $     499    $    125,135          0.4%
        Accident and Health            292,618       158,574      193,547         327,591         59.1%
        Annuity                        568,153         4,869            -         563,284            -
                                   -----------   -----------    ---------    ------------

       Total Premiums              $ 1,005,207   $   183,243    $ 194,046    $  1,016,010         19.1%
                                   ===========   ===========    =========    ============

(b) The maximum amount retained on any one life by the Company is $2,500,000.

  (c) Reinsurance recoveries, which reduced death and other benefits, approximated $208,579,000 and $155,038,000, respectively, for each of the years ended December 31, 2003 and 2002.

       The Company's reinsurance arrangements do not relieve the Company from its direct obligation to its insureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

14.  Transactions with Related Parties

  (a) The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income and commission ceded for 2003 was $247,312,000 and $19,719,000, respectively. Premium income and commission ceded for 2002 amounted to $253,462,000 and $19,671,000, respectively. Premium income and commission ceded to affiliates amounted to $657,000 and $4 for the year ended December 31, 2001.

       Premium income and ceding commission expense assumed from affiliates was $186,371,000 and $33,126,000, respectively for 2001. Effective January 1, 2002, the reinsurance agreement under which the Company assumed business from American Home Assurance Company (an affiliate) was terminated.

  (b) The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2003, 2002 and 2001, the Company was charged $25,800,000, $48,756,000 and $44,167,000, respectively, for expenses attributed to the Company but incurred by affiliates. During the same period, the Company received reimbursements from affiliates aggregating $0, $17,155,000 and $21,588,000, respectively, for costs incurred by the Company but attributable to affiliates.

  (c) Effective January 1, 2002, the Company transferred a block of Group A&H business to National Fire Insurance Company of the Domestic Brokerage Group, an affiliated insurer. Written premium on this block was approximately $151,500,000 as of December 31, 2001.

15.  Restructuring Charges

     In connection with the Parent's merger with American General Corporation during 2001, the Company incurred $34,700,000 in restructuring costs. Included in this amount is $20,600,000 of employee severance and termination related benefits. These restructuring costs have been paid as of December 31, 2003.

[LOGO] PriceWaterhouseCoopers
--------------------------------------------------------------------------------
                                                 PricewaterhouseCoopers LLP
                                                 Suite 2900
                                                 1201 Louisiana
                                                 Houston, TX 77002-5678
                                                 Telephone (713) 356-4000

             Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

AIG Life Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income, shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of AIG Life Insurance Company (a wholly-owned subsidiary of American International Group, Inc.) at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" in 2001. Also as discussed in Note 2 to the financial statements, the Company adopted EITF No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in 2001.

PRICEWATERHOUSECOOPERS LLP

April 14, 2004

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)  Financial statements.

     (1) Audited Financial Statements of AIG Life Insurance Company for the year ended December 31, 2003, are included in Part B of the registration statement.

(b)  Exhibits.

     (1)(a) Certificate of Resolution for AIG Life Insurance Company pursuant to the Board of Directors' meeting dated June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable and fixed annuity contracts.
                  (1)

     (1)(b) Certificate of Resolution for AIG Life Insurance Company pursuant to the Board of Directors' meeting dated September 12, 1995, amending in its entirety the resolution previously passed by the Board of Directors on June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable life insurance contracts, as well as for variable and fixed annuity contracts. (5)

     (2)          N/A

     (3)(a) Distribution Agreement between AIG Life Insurance Company and American General Equity Services Corporation, effective May 1, 2003. (5)

     (3)(b)       Form of Selling Group Agreement. (7)

     (4)(a) Form of Single Premium Immediate Variable Annuity Nonparticipating Contract, Form No. 16EIAN0403WA. (8)

     (4)(b)       Form of Endorsement - Cancellation Option, Form No.
                  16EICI0403UT. (8)

     (5)          Form of Variable Immediate Annuity Application, Form No.
                  14GVIA0403. (8)

     (6)(a)       Bylaws of AIG Life Insurance Company as of March 2000. (3)

     (6)(b) Certificate of Incorporation of AIG Life Insurance Company dated December 6, 1991. (1)

     (6)(c) Restated Certificate of Incorporation of AIG Life Insurance Company dated December 6, 1991. (1)

     (6)(d) Certificate of Amendment of Certificate of Incorporation of AIG Life Insurance Company, dated December 3, 2001. (5)

     (6)(e) Certificate of Change of Location of Registered Office and of Registered Agent, AIG Life Insurance Company, dated July 24, 2002. (7)

     (7)          N/A

     (8)(a)(i) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company.
                  (5)

     (8)(a)(ii) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company, dated May 21, 1975. (5)

     (8)(a)(iii) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company, dated September 23, 1975. (5)

     (8)(a)(iv) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company, dated December 30, 1998. (5)

     (8)(a)(v) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (5)

     (8)(a)(vi) Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (7)

     (8)(b)(i) Form of Fund Participation Agreement between AIG Life Insurance Company and The Vanguard Group, Inc. dated December 27, 2001. (2)

     (8)(b)(ii) Form of Addendum to Fund Participation Agreement between AIG Life Insurance Company and The Vanguard Group, Inc. (6)

     (8)(c) Form of Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and AIG Life Insurance Company. (6)

     (9) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (Filed herewith)

     (10) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers, LLP. (Filed herewith)

     (11)         N/A

     (12)         N/A

----------
(1) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-39171) of Variable Account I of AIG Life Insurance Company filed on October 27, 1998.

(2) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-36260) of Variable Account I of AIG Life Insurance Company filed on December 28, 2001.

(3) Incorporated by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 033-39171) of Variable Account I of AIG Life Insurance Company filed on April 28, 2000.

(4) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333- 105763) of Variable Account I of AIG Life Insurance Company filed on June 2, 2003.

(5) Incorporated by reference to Post-Effective Amendment No. 9 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on February 17, 2003.

(6) Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-36260) of Variable Account I of AIG Life Insurance Company filed on April 25, 2003.

(7) Incorporated by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-36260) of Variable Account I of AIG Life Insurance Company filed on April 28, 2004.

(8) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333- 117376) of Variable Account I of AIG Life Insurance Company filed on July 15, 2004.

Item 25.  Directors and Officers of the Depositor

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Rodney O. Martin, Jr.       Director, Chairman of the Board of Directors,
2929 Allen Parkway          President and Chief Executive Officer
Houston, TX 77019

David J. Dietz              Director and Chairman - Affluent & Corporate Markets
830 Third Avenue            Profit Center
New York, NY 10022

M. Bernard Aidinoff         Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

David L. Herzog             Director
2929 Allen Parkway
Houston, TX 77019

Richard A. Hollar           Director, President and Chief Executive Officer -
750 West Virginia Street    AIG Life Brokerage Profit Center
Milwaukee, 53204

Royce G. Imhoff, II         Director, President and Chief Executive Officer -
2929 Allen Parkway          Affluent & Corporate Markets Profit Center
Houston, TX 77019

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Donald P. Kanak, Jr.        Director
70 Pine Street
New York, NY 10270

Richard J. Miller           Director, President and Chief Executive Officer -
2727 Allen Parkway          Independent Advisor Network Profit Center
Houston, TX 77019

Ernest T. Patrikis          Director
70 Pine Street
New York, NY 10270

Gary D. Reddick             Director, Chief Administrative Officer and Executive
2929 Allen Parkway          Vice President
Houston, TX 77019

Martin J. Sullivan          Director
70 Pine Street
New York, NY 10270

Christopher J. Swift        Director, Chief Financial Officer and Executive Vice
2929 Allen Parkway          President
Houston, TX 77019

Thomas L. Booker            President - Structured Settlements/SPIA Profit
2727 Allen Parkway          Center
Houston, TX 77019

Lawrence J. O'Brien         President - Agency Building Profit Center
2727 Allen Parkway
Houston, TX 77019

Anne E. Bossi               Executive Vice President
3600 Route 66
Neptune, NJ 07754-1580

Paul L. Mistretta           Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Steven D. Anderson          Senior Vice President
2929 Allen Parkway
Houston, TX 77019

David R. Armstrong          Senior Vice President
3600 Route 66
Neptune, NJ 07754-1580

Erik A. Baden               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Wayne A. Barnard            Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Patricia A. Bosi            Senior Vice President
3600 Route 66
Neptune, NJ 07754-1580

Rebecca G. Campbell         Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Jeffrey H. Carlson          Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Phillip L. Chapman          Senior Vice President
3600 Route 66
Neptune, NJ 07754-1580

James A. Galli              Senior Vice President
830 Third Avenue
New York, NY 10022

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Robert M. Goldbloom         Senior Vice President
70 Pine Street
New York, NY 10270

William F. Guterding        Senior Vice President
830 Third Avenue
New York, NY 10022

Robert F. Herbert, Jr.      Senior Vice President, Treasurer and Comptroller
2727-A Allen Parkway
Houston, TX 77019

S. Douglas Isreal           Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings            Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson           Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller              Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Simon J. Leech              Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Kent D. Major               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Randy J. Marash             Senior Vice President
3600 Route 66
Neptune, NJ 07754-1580

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Mark R. McGuire             Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo            Senior Vice President
2727 Allen Parkway
Houston, TX 77019

A. Hasan Qureshi            Senior Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

Dennis H. Roberts           Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Richard C. Schuettner       Senior Vice President
750 West Virginia Street
Milwaukee, WI 53204

James P. Sennett            Senior Vice President
2929 Allen Parkway
Houston, TX 77019

James P. Steele             Senior Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Robert E. Steele            Senior Vice President
205 E. 10th Avenue
Amarillo, TX 79101

James M. Sweeney            Senior Vice President
3600 Route 66
Neptune, NJ 07754

Dan E. Trudan               Senior Vice President
750 W. Virginia Street
Milwaukee, WI 53204

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Frederic R. Yopps           Senior Vice President
750 W. Virginia Street
Milwaukee, WI 53204

Steven E. Zimmerman         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Edward F. Bacon             Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel              Vice President
2727 Allen Parkway
Houston, TX 77019

Walter E. Bednarski         Vice President
3600 Route 66
Neptune, NJ 07754-1580

Michael B. Boesen           Vice President
2727-A Allen Parkway
Houston, TX 77019

David R. Brady              Vice President
80 Pine Street
New York, NY 10005

Stephen J. Brenneman        Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

James B. Brown              Vice President
2727 Allen Parkway
Houston, TX 77019

Robert W. Chesner           Vice President
2929 Allen Parkway
Houston, TX 77019

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Valerie A. Childrey         Vice President
750 W. Virginia Street
Milwaukee, WI 53204

Mark E. Childs              Vice President
2727-A Allen Parkway
Houston, TX 77019

Robert M. Cicchi            Vice President
2727-A Allen Parkway
Houston, TX 77019

Steven A. Dmytrack          Vice President
2929 Allen Parkway
Houston, TX 77019

Timothy M. Donovan          Vice President
2727-A Allen Parkway
Houston, TX 77019

Donna F. Fahey              Vice President
3600 Route 66
Neptune, NJ 07754-1580

Farideh N. Farrokhi         Vice President
2727-A Allen Parkway
Houston, TX 77019

Patrick Froze               Vice President
750 W. Virginia Street
Milwaukee, WI 53204

Frederick J. Garland, Jr.   Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard L. Gravette         Vice President
2727-A Allen Parkway
Houston, TX 77019

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Kenneth J. Griesemer        Vice President
6363 Forest Park Road
Dallas, TX 75235

Daniel J. Gutenberger       Vice President
70 Pine Street
New York, NY 10270

Joel H. Hammer              Vice President
1 Chase Manhattan Place
New York, NY 10005

Craig H. Harrel             Vice President
2929 Allen Parkway
Houston, TX 77019

D. Leigh Harrington         Vice President
2727-A Allen Parkway
Houston, TX 77019

Neal C. Hasty               Vice President
6363 Forest Park Road
Dallas, TX 75235

Thomas M. Hoffman           Vice President
70 Pine Street
New York, NY 10270

Keith C. Honig              Vice President
1999 Avenue of the Stars
Los Angeles, CA 90067

Walter P. Irby              Vice President
2727-A Allen Parkway
Houston, TX 77019

David S. Jorgensen          Vice President
2727-A Allen Parkway
Houston, TX 77019

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Stephen C. Kennedy          Vice President
750 W. Virginia Street
Milwaukee, WI 53204

Gary J. Kleinman            Vice President
1 Chase Manhattan Place
New York, NY 10005

Frank A. Kophamel           Vice President
3600 Route 66
Neptune, NJ 07754-1580

James K. Larson             Vice President
1000 E. Woodfield Road
Schaumberg, IL 60173

Charles L. Levy             Vice President
2727-A Allen Parkway
Houston, TX 77019

Linda K. Lewis              Vice President
6363 Forest Park Road
Dallas, TX 75235

Robert J. Ley               Vice President
70 Pine Street
New York, NY 10270

Jerry L. Livers             Vice President
2727 Allen Parkway
Houston, TX 77019

Gwendolyn J. Mallett        Vice President
2727-A Allen Parkway
Houston, TX 77019

David S. Martin             Vice President
3600 Route 66
Neptune, NJ 07754

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
W. Larry Mask               Vice President
2777 Allen Parkway
Houston, TX 77019

Gordon S. Massie            Vice President
2929 Allen Parkway
Houston, TX 77019

Melvin C. McFall            Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard D. McFarland        Vice President
2727-A Allen Parkway
Houston, TX 77019

Candace A. Michael          Vice President
2727-A Allen Parkway
Houston, TX 77019

Anne K. Milio               Vice President
2727-A Allen Parkway
Houston, TX 77019

Sylvia A. Miller            Vice President
#1 Franklin Square
Springfield, IL 62713

Michael R. Murphy           Vice President
750 W. Virginia Street
Milwaukee, WI 53204

Carl T. Nichols             Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Deanna D. Osmonson          Vice President and Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
Rembert R. Owen, Jr.        Vice President
2929 Allen Parkway
Houston, TX 77019

Lori J. Payne               Vice President
2727 Allen Parkway
Houston, TX 77019

Kirsten M. Pederson         Vice President
2727-A Allen Parkway
Houston, TX 77019

Cathy A. Percival           Vice President
2727-A Allen Parkway
Houston, TX 77019

Teresa Y. Robbins           Vice President
175 Water Street
New York, NY 10038

Dale W. Sachtleben          Vice President
1 Franklin Square
Springfield, IL 62713

Robert C. Sage              Vice President
2727-A Allen Parkway
Houston, TX 77019

Kristen E. Sather           Vice President
1 Chase Manhattan Place
New York, NY 10005

Richard W. Scott            Vice President
2929 Allen Parkway
Houston, TX 77019

Tom L. Scott                Vice President
2919 Allen Parkway
Houston, TX 77019

    Name and Principal              Positions and Offices with Depositor
     Business Address                    AIG Life Insurance Company
-------------------------   ----------------------------------------------------
T. Clay Spires              Vice President
2727-A Allen Parkway
Houston, TX 77019

Gregory R. Thornton         Vice President
#1 Franklin Square
Springfield, IL 62713

Paul K. Turner              Vice President
675 Bering Dr.
Houston, TX 77057

Richard P. Vegh             Vice President
3600 Route 66
Neptune, NJ 07754

S. Michael Von Stein        Vice President
1000 E. Woodfield Road
Schaumberg, IL 60173

Curt B. Vondrasek           Vice President
1832 Baybrook Ct.
Naperville, IL 60564

Christian D. Weiss          Vice President
2727-A Allen Parkway
Houston, TX 77019

Susan J. Wilhite            Vice President
One Woodfield Lake
Schaumberg, IL. 60173

Elizabeth M. Tuck           Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones             Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Item 26. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 26.

                               SUBSIDIARIES OF AIG

                                                                                                     % of Voting
                                                                                                      Securities
                                                                                                       Owned by
                                                                                   Jurisdiction of       its
                                                                                    Incorporation     Immediate
                                                                                   or Organization    Parent(2)
                                                                                   ---------------   -----------
American International Group, Inc. (1) .........................................          Delaware        (3)
   AIG Aviation, Inc. ..........................................................           Georgia       100%
   AIG Bulgaria Insurance and Reinsurance Company EAD ..........................          Bulgaria       100%
   AIG Capital Corporation .....................................................          Delaware       100%
      AIG Consumer Finance Group, Inc. .........................................          Delaware       100%
         AIG Bank Polska S.A ...................................................            Poland     97.23%
         AIG Credit S.A ........................................................            Poland        80%
         Compania Financiera Argentina S.A .....................................         Argentina      92.7%
      AIG Global Asset Management Holdings Corp. ...............................          Delaware       100%
         AIG Capital Partners, Inc. ............................................          Delaware       100%
         AIG Global Investment Corp. ...........................................        New Jersey       100%
         John McStay Investment Counsel, L.P. ..................................             Texas     82.84%
      International Lease Finance Corporation ..................................        California     64.85%(4)
   AIG Claim Services, Inc. ....................................................          Delaware       100%
   AIG Credit Corp. ............................................................          Delaware       100%
      A.I. Credit Corp. ........................................................     New Hampshire       100%
      Imperial Premium Finance, Inc. ...........................................        California       100%
      Imperial Premium Finance, Inc. ...........................................          Delaware       100%
   AIG Equity Sales Corp. ......................................................          New York       100%
   AIG Federal Savings Bank ....................................................          Delaware       100%
   AIG Finance Holdings, Inc. ..................................................          New York       100%
      AIG Finance (Hong Kong) Limited ..........................................         Hong Kong       100%
   AIG Financial Advisor Services, Inc. ........................................          Delaware       100%
      AIG Financial Advisor Services (Europe), S.A. ............................        Luxembourg       100%
   AIG Financial Products Corp. ................................................          Delaware       100%
      AIG Matched Funding Corp. ................................................          Delaware       100%
      Banque AIG ...............................................................            France        90%(5)
   AIG Funding, Inc. ...........................................................          Delaware       100%
   AIG Global Real Estate Investment Corp. .....................................          Delaware       100%
   AIG Global Trade & Political Risk Insurance Company .........................        New Jersey       100%
   A.I.G. Golden Insurance Ltd. ................................................            Israel     50.01%
   AIG Life Insurance Company ..................................................          Delaware        79%(6)
   AIG Life Insurance Company of Canada ........................................            Canada       100%
   AIG Life Insurance Company of Puerto Rico ...................................       Puerto Rico       100%
   AIG Marketing, Inc ..........................................................          Delaware       100%
   AIG Memsa, Inc. .............................................................          Delaware       100%

                               SUBSIDIARIES OF AIG

                                                                                                     % of Voting
                                                                                                      Securities
                                                                                                       Owned by
                                                                                   Jurisdiction of       its
                                                                                    Incorporation     Immediate
                                                                                   or Organization    Parent(2)
                                                                                   ---------------   -----------
      Tata AIG General Insurance Company Limited ...............................             India        26%
   AIG Private Bank Ltd. .......................................................       Switzerland       100%
   AIG Retirement Services, Inc. ...............................................          Delaware       100%(7)
      SunAmerica Life Insurance Company ........................................           Arizona       100%
         SunAmerica Investments, Inc. ..........................................           Georgia        70%(8)
            AIG Advisor Group, Inc. ............................................          Maryland       100%
               Advantage Capital Corporation ...................................          New York       100%
               FSC Securities Corporation ......................................          Delaware       100%
               Sentra Securities Corporation ...................................        California       100%
               Spelman & Co., Inc. .............................................        California       100%
               SunAmerica Securities, Inc. .....................................          Delaware       100%
            AIG SunAmerica Life Assurance Company ..............................           Arizona       100%(9)
            Saamsun Holdings Corp. .............................................          Delaware       100%
               SAM Holdings Corporation ........................................        California       100%
                  AIG SunAmerica Asset Management Corp. ........................          Delaware       100%
                  AIG SunAmerica Capital Services. Inc. ........................          Delaware       100%
               Sun Royal Holdings Corporation ..................................        California       100%
      Royal Alliance Associates, Inc. ..........................................          Delaware       100%
   First SunAmerica Life Insurance Company .....................................          New York       100%
AIG Risk Management, Inc. ......................................................          New York       100%
AIG Technologies, Inc. .........................................................     New Hampshire       100%
AIGTI, Inc. ....................................................................          Delaware       100%
AIG Trading Group Inc. .........................................................          Delaware       100%
   AIG International, Inc. .....................................................          Delaware       100%
AIU Insurance Company ..........................................................          New York        52%(10)
AIU North America, Inc. ........................................................          New York       100%
American General Corporation ...................................................             Texas       100%
   American General Bancassurance Services, Inc. ...............................          Illinois       100%
   AGC Life Insurance Company ..................................................          Missouri       100%
      AIG Assurance Canada .....................................................            Canada       100%(11)
      AIG Life of Bermuda, Ltd. ................................................           Bermuda       100%
      American General Life and Accident Insurance Company .....................         Tennessee       100%
      American General Life Insurance Company ..................................             Texas       100%
         American General Annuity Service Corporation ..........................             Texas       100%
         AIG Enterprise Services, LLC ..........................................          Delaware       100%
         American General Equity Services Corporation ..........................          Delaware       100%
         American General Life Companies, LLC ..................................          Delaware       100%
         The Variable Annuity Life Insurance Company ...........................             Texas       100%
            VALIC Retirement Services Company ..................................             Texas       100%
            VALIC Trust Company ................................................             Texas       100%
      American General Property Insurance Company ..............................         Tennessee     51.85%(12)
         American General Property Insurance Company of Florida ................           Florida       100%
      AIG Annuity Insurance Company ............................................             Texas       100%
      The United States Life Insurance Company in the City of New York .........          New York       100%

                               SUBSIDIARIES OF AIG

                                                                                                     % of Voting
                                                                                                      Securities
                                                                                                       Owned by
                                                                                   Jurisdiction of       its
                                                                                    Incorporation     Immediate
                                                                                   or Organization    Parent(2)
                                                                                   ---------------   -----------
   American General Finance, Inc. ..............................................           Indiana       100%
      AGF Investment Corp. .....................................................           Indiana       100%
      American General Auto Finance, Inc. ......................................          Delaware       100%
      American General Finance Corporation .....................................           Indiana       100%
         Crossroads Mortgage, Inc. .............................................         Tennessee       100%
         ENM, Inc. .............................................................         Tennessee       100%
         MorEquity, Inc. .......................................................            Nevada       100%
            Wilmington Finance, Inc. ...........................................          Delaware       100%
         Merit Life Insurance Co. ..............................................           Indiana       100%
         Yosemite Insurance Company ............................................           Indiana       100%
            CommoLoCo, Inc. ....................................................       Puerto Rico       100%
         American General Financial Services of Alabama, Inc. ..................           Alabama       100%
         HSA Residential Mortgage Services of Texas, Inc. ......................          Delaware       100%
      American General Investment Management Corporation .......................          Delaware       100%
      American General Realty Investment Corporation ...........................             Texas       100%
      American General Assurance Company .......................................          Illinois       100%
            American General Indemnity Company .................................          Illinois       100%
            USLIFE Credit Life Insurance Company of Arizona ....................           Arizona       100%
         Knickerbocker Corporation .............................................             Texas       100%
American Home Assurance Company ................................................          New York       100%
   AIG Hawaii Insurance Company, Inc. ..........................................            Hawaii       100%
      American Pacific Insurance Company, Inc. .................................            Hawaii       100%
   American International Insurance Company ....................................          New York       100%
      American International Insurance Company of California, Inc. .............        California       100%
      American International Insurance Company of New Jersey ...................        New Jersey       100%
      Minnesota Insurance Company ..............................................         Minnesota       100%
      American International Realty Corp. ......................................          Delaware      31.5%(13)
      Pine Street Real Estate Holdings Corp. ...................................     New Hampshire     31.47%(13)
      Transatlantic Holdings, Inc. .............................................          Delaware     33.61%(14)
         Transatlantic Reinsurance Company .....................................          New York       100%
            Putnam Reinsurance Company .........................................          New York       100%
            Trans Re Zurich ....................................................       Switzerland       100%
American International Insurance Company of Delaware ...........................          Delaware       100%
American International Life Assurance Company of New York ......................          New York     77.52%(15)
American International Reinsurance Company, Ltd. ...............................           Bermuda       100%
   AIG Edison Life Insurance Company ...........................................             Japan        90%(16)
   American International Assurance Company, Limited ...........................         Hong Kong       100%
      American International Assurance Company (Australia) Limited .............         Australia       100%
   American International Assurance Company (Bermuda) Limited ..................           Bermuda       100%
      American International Assurance Co. (Vietnam) Limited ...................           Vietnam       100%
      Tata AIG Life Insurance Company Limited ..................................             India        26%
   Nan Shan Life Insurance Company, Ltd. .......................................            Taiwan        95%
American International Underwriters Corporation ................................          New York       100%
American International Underwriters Overseas, Ltd. .............................           Bermuda       100%

                               SUBSIDIARIES OF AIG

                                                                                                     % of Voting
                                                                                                      Securities
                                                                                                       Owned by
                                                                                   Jurisdiction of       its
                                                                                    Incorporation     Immediate
                                                                                   or Organization    Parent(2)
                                                                                   ---------------   -----------
   AIG Europe (Ireland) Limited ................................................           Ireland       100%
   AIG Europe (U.K.) Limited ...................................................           England       100%
   AIG Brasil Companhia de Seguros .............................................            Brazil        50%
   Universal Insurance Co., Ltd. ...............................................          Thailand       100%
   La Seguridad de Centroamerica, Compania de Seguros S.A. .....................         Guatemala       100%
   American International Insurance Company of Puerto Rico .....................       Puerto Rico       100%
   A.I.G. Colombia Seguros Generales S.A. ......................................          Colombia       100%
   American International Underwriters GmBH ....................................           Germany       100%
   Underwriters Adjustment Company, Inc. .......................................            Panama       100%
   American Life Insurance Company .............................................          Delaware       100%
      AIG Life (Bulgaria) Z.D. A.D .............................................          Bulgaria       100%
      ALICO, S.A ...............................................................            France       100%
      American Life Insurance Company (Kenya) Limited ..........................             Kenya     66.67%
      Pharaonic American Life Insurance Company ................................             Egypt     71.63%
   AIG Life Insurance Company (Switzerland) Ltd. ...............................       Switzerland       100%
   American Security Life Insurance Company, Ltd. ..............................      Lichtenstein       100%
   Birmingham Fire Insurance Company of Pennsylvania ...........................      Pennsylvania       100%
   China America Insurance Company, Ltd. .......................................          Delaware        50%
   Commerce and Industry Insurance Company .....................................          New York       100%
   Commerce and Industry Insurance Company of Canada ...........................           Ontario       100%
   Delaware American Life Insurance Company ....................................          Delaware       100%
   Hawaii Insurance Consultants, Ltd. ..........................................            Hawaii       100%
   HSB Group, Inc. .............................................................          Delaware       100%
      The Hartford Steam Boiler Inspection and Insurance Company ...............       Connecticut       100%
         The Allen Insurance Company, Ltd. .....................................           Bermuda       100%
         The Hartford Steam Boiler Inspection and Insurance Company
            of Connecticut .....................................................       Connecticut       100%
         HSB Engineering Insurance Limited .....................................           England       100%
            The Boiler Inspection and Insurance Company of Canada ..............            Canada       100%
   The Insurance Company of the State of Pennsylvania ..........................      Pennsylvania       100%
   Landmark Insurance Company ..................................................        California       100%
   Mt. Mansfield Company, Inc. .................................................           Vermont       100%
National Union Fire Insurance Company of Pittsburgh, Pa ........................      Pennsylvania       100%
   American International Specialty Lines Insurance Company ....................            Alaska        70%(17)
   Lexington Insurance Company .................................................          Delaware        70%(17)
      GE Property & Casualty Insurance Company .................................      Pennsylvania       100%
         GE Casualty Insurance Company .........................................      Pennsylvania       100%
            GE Indemnity Insurance Company .....................................      Pennsylvania       100%
         GE Auto & Home Assurance Company ......................................      Pennsylvania       100%
         Bayside Casualty Insurance Company ....................................        New Jersey       100%
      JI Accident & Fire Insurance Co. Ltd. ....................................             Japan        50%
   National Union Fire Insurance Company of Louisiana ..........................         Louisiana       100%
   National Union Fire Insurance Company of Vermont ............................           Vermont       100%
   21st Century Insurance Group ................................................        California     33.03%(18)
      21st Century Insurance Company ...........................................        California       100%

                               SUBSIDIARIES OF AIG

                                                                                                     % of Voting
                                                                                                      Securities
                                                                                                       Owned by
                                                                                   Jurisdiction of       its
                                                                                    Incorporation     Immediate
                                                                                   or Organization    Parent(2)
                                                                                   ---------------   -----------
      21st Century Casualty Company ............................................        California       100%
      21st Century Insurance Company of Arizona ................................           Arizona       100%
   Starr Excess Liability Insurance Company, Ltd. ..............................          Delaware       100%
      Starr Excess Liability Insurance International Ltd. ......................           Ireland       100%
NHIG Holding Corp. .............................................................          Delaware       100%
   Audubon Insurance Company ...................................................         Louisiana       100%
      Audubon Indemnity Company ................................................       Mississippi       100%
      Agency Management Corporation ............................................         Louisiana       100%
         The Gulf Agency, Inc. .................................................           Alabama       100%
   New Hampshire Insurance Company .............................................      Pennsylvania       100%
      AIG Europe, S.A ..........................................................            France       (19)
      AI Network Corporation ...................................................          Delaware       100%
      American International Pacific Insurance Company .........................          Colorado       100%
      American International South Insurance Company ...........................      Pennsylvania       100%
      Granite State Insurance Company ..........................................      Pennsylvania       100%
      New Hampshire Indemnity Company, Inc. ....................................      Pennsylvania       100%
      AIG National Insurance Company, Inc. .....................................          New York       100%
      Illinois National Insurance Co. ..........................................          Illinois       100%
      New Hampshire Insurance Services, Inc. ...................................     New Hampshire       100%
   AIG Star Life Insurance Co., Ltd. ...........................................             Japan       100%
Pharaonic Insurance Company, S.A.E .............................................             Egypt     89.98%
The Philippine American Life and General Insurance Company .....................       Philippines     99.78%
   Pacific Union Assurance Company .............................................        California       100%
   Philam Equitable Life Assurance Company, Inc. ...............................       Philippines     95.31%
   The Philippine American General Insurance Company, Inc. .....................       Philippines       100%
      Philam Insurance Company, Inc. ...........................................       Philippines       100%
Risk Specialist Companies, Inc. ................................................          Delaware       100%
United Guaranty Corporation ....................................................    North Carolina     36.3l%(20)
   United Guaranty Insurance Company ...........................................    North Carolina       100%
   United Guaranty Mortgage Insurance Company ..................................    North Carolina       100%
   United Guaranty Mortgage Insurance Company of North Carolina ................    North Carolina       100%
   United Guaranty Partners Insurance Company ..................................           Vermont        80%
   United Guaranty Residential Insurance Company of North Carolina .............    North Carolina       100%
   United Guaranty Residential Insurance Company ...............................    North Carolina     75.03%(21)
      United Guaranty Commercial Insurance Company of North Carolina ...........    North Carolina       100%
      United Guaranty Mortgage Indemnity Company ...............................    North Carolina       100%
      United Guaranty Credit Insurance Company .................................    North Carolina       100%
   United Guaranty Services, Inc. ..............................................    North Carolina       100%

----------
(1) All subsidiaries listed are consolidated in the accompanying financial statements. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.
(2)  Percentages include directors' qualifying shares.

(3) The common stock is owned approximately 11.9 percent by Starr International Company, Inc., 1.8 percent by C. V. Starr & Co., Inc. and 2.0 percent by The Starr Foundation.
(4) Also owned 35.15 percent by National Union Fire Insurance Company of Pittsburgh, Pa.
(5)  Also owned 10 percent by AIG Matched Funding Corp.
(6)  Also owned 21 percent by Commerce and Industry Insurance Company.
(7)  Formerly known as AIG SunAmerica Inc.
(8)  Also owned 30 percent by AIG Retirement Services. Inc.
(9)  Formerly known as Anchor National Life Insurance Company.
(10) Also owned 8 percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of Pittsburgh, Pa. and 8 percent by Birmingham Fire Insurance Company of Pennsylvania.
(11) Indirect wholly-owned subsidiary.
(12) Also owned 48.15 percent by American General Life and Accident Insurance Company.
(13) Also owned by 11 other AIG subsidiaries.
(14) Also owned 26.06 percent by AIG.
(15) Also owned 22.48 percent by American Home Assurance Company.
(16) Also owned 10 percent by a subsidiary of American Life Insurance Company.
(17) Also owned 20 percent by The Insurance Company of the State of Pennsylvania and 10 percent by Birmingham Fire Insurance Company of Pennsylvania.
(18) Also owned 16.85 percent by American Home Assurance Company, 6.34 percent by Commerce and Industry Insurance Company and 6.34 percent by New Hampshire Insurance Company.
(19) 100 percent to be held with other AIG companies.
(20) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95 percent by New Hampshire Insurance Company and 0.86 percent by The Insurance Company of the State of Pennsylvania.
(21) Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

The Registrant is a separate account of AIG Life Insurance Company (Depositor).

Item 27. Number of Contract Owners

As of October 1, 2004, there were zero owners of contracts of the class covered by this registration statement, zero qualified contracts and zero non-qualified contracts.

Item 28. Indemnification

The corporation shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, indemnify any and all of its directors and officers, who shall serve as an officer or director of the corporation at the request of the corporation, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any other provision of the bylaws, the certificate of incorporation, any agreement, any vote of the stockholders or disinterested directors or otherwise, both as to action in their official capacity while holding such office and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Item 29. Principal Underwriters

(a) Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for Variable Account II of AIG Life Insurance Company, which offers interests in flexible premium variable universal life insurance policies. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of AIG Life Insurance Company affiliates.

(b) The following information is provided for each director and officer of the principal underwriter:

    Name and Principal              Positions and Offices with Underwriter
     Business Address            American General Equity Services Corporation
-------------------------   ----------------------------------------------------
Rodney O. Martin, Jr.       Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire             Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Ernest T. Patrikis          Director
70 Pine Street
New York, NY 10270

Gary D. Reddick             Director
2929 Allen Parkway
Houston, TX 77019

Richard J. Miller           President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.      Vice President
2727-A Allen Parkway
Houston, TX 77019

Lucille S. Martinez         Vice President, Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

    Name and Principal              Positions and Offices with Underwriter
     Business Address            American General Equity Services Corporation
-------------------------   ----------------------------------------------------
Deanna D. Osmonson          Vice President, Chief Compliance Officer and Anti-
2727 Allen Parkway          Money Laundering Compliance Officer
Houston, TX 77019

Elizabeth M. Tuck           Secretary
70 Pine Street
New York, NY 10270

Edward F. Andrzejewski      Tax Officer
70 Pine Street
New York, NY 10270

Amy M. Cinquegrana          Assistant Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones             Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

David M. Robinson           Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming             Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore            Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

T. Clay Spires              Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.

                   Net Underwriting
Name of Principal    Discounts and    Compensation   Brokerage
   Underwriter        Commissions    on Redemption  Commissions  Compensation
-----------------  ----------------  -------------  -----------  ------------
American General
Equity Services
Corporation                0               0             0             0

Item 30. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of AIG Life Insurance Company at its principal executive office located at 70 Pine Street, New York, New York 10270 or at its offices located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or One ALICO Plaza, 600 King Street, Wilmington, Delaware 19801.

Item 31. Management Services

Not applicable.

Item 32. Undertakings

The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can use to send for a Statement of Additional Information; C) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Representation Regarding the Reasonableness of Aggregate Fees and Charges Deducted Under the Contracts Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940

AIG Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AIG Life.

                               POWERS OF ATTORNEY

        Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary D. Reddick and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

        As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Account I of AIG Life Insurance Company, has caused this amended Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 7th day of October, 2004.


                                       VARIABLE ACCOUNT I OF AIG LIFE
                                       INSURANCE COMPANY
                                       (Registrant)


                                  BY:  AIG LIFE INSURANCE COMPANY
                                       (On behalf of the Registrant and itself)


                                  BY:  ROBERT F. HERBERT, JR.
                                       ----------------------------
                                       ROBERT F. HERBERT, JR.
                                       SENIOR VICE PRESIDENT, TREASURER
                                         AND COMPTROLLER

[SEAL]


ATTEST:  LAUREN W. JONES
         ---------------
         LAUREN W. JONES
         ASSISTANT SECRETARY

        As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                         Date
-------------------------     ----------------------        ---------------

RODNEY O. MARTIN, JR.         Director, Chairman,           October 7, 2004
-------------------------     President and Chief
RODNEY O. MARTIN, JR.         Executive Officer


CHRISTOPHER J. SWIFT          Director and Chief            October 7, 2004
-------------------------     Financial Officer
CHRISTOPHER J. SWIFT

M. BERNARD AIDINOFF           Director                      October 7, 2004
-------------------------
M. BERNARD AIDINOFF

DAVID J. DIETZ                Director                      October 7, 2004
-------------------------
DAVID J. DIETZ

DAVID L. HERZOG               Director                      October 7, 2004
-------------------------
DAVID L. HERZOG

RICHARD A. HOLLAR             Director                      October 7, 2004
-------------------------
RICHARD A. HOLLAR

ROYCE G. IMHOFF, II           Director                      October 7, 2004
-------------------------
ROYCE G. IMHOFF, II

DONALD P. KANAK, JR.          Director                      October 7, 2004
-------------------------
DONALD P. KANAK, JR.

Signature                     Title                         Date
-------------------------     ----------------------        ---------------

RICHARD J. MILLER             Director                      October 7, 2004
-------------------------
RICHARD J. MILLER

ERNEST T. PATRIKIS            Director                      October 7, 2004
-------------------------
ERNEST T. PATRIKIS

GARY D. REDDICK               Director                      October 7, 2004
-------------------------
GARY D. REDDICK

MARTIN J. SULLIVAN            Director                      October 7, 2004
-------------------------
MARTIN J. SULLIVAN

                                  EXHIBIT INDEX

ITEM 24. EXHIBITS

        (9) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC.

        (10) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers, LLP.

                                       E-1